FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482-8700
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Half yearly financial Report January June 2021	2

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Report on limited review
Condensed consolidated interim financial statements and
Condensed consolidated interim management report
for the six-month period ended June 30, 2021

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Report on limited review of condensed consolidated interim financial statements

To the shareholders of Telefónica, S.A.:

Introduction

We have performed a limited review of the accompanying condensed consolidated interim financial statements (hereinafter, "the interim financial statements") of Telefónica, S.A. (hereinafter, "the Parent company") and subsidiaries composing the Telefónica Group (hereinafter, "the Group"), which comprise the statement of financial position as at June 30, 2021, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flow and related notes, all condensed and consolidated, for the six-month period then ended. The Parent company´s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, "Interim Financial Reporting", as adopted by the European Union, for the preparation of condensed interim financial information, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of Review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six-month period ended June 30, 2021 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, "Interim Financial Reporting", as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Emphasis of Matter

We draw attention to note 2, in which it is mentioned that these interim financial statements do not include all the information required in a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying interim financial statements should be read together with the consolidated annual accounts of the Group for the year ended December 31, 2020. Our conclusion is not modified in respect of this matter.

Other Matters

Condensed consolidated interim management report

The accompanying condensed consolidated interim management report for the six-month period ended June 30, 2021 contains the explanations which the Parent company´s directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this management report is in agreement with that of the interim financial statements for the six-month period ended June 30, 2021. Our work is limited to checking the condensed consolidated interim management report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefónica, S.A. and subsidiaries composing the Telefónica Group´ accounting records.

Preparation of this review report

This report has been prepared at the request of the management of Telefónica, S.A. in relation to the publication of the half-yearly financial report required by Article 119 of Royal Legislative Decree 4/2015 of 23 October, approving the revised text of the Securities Market Law developed by the Royal Decree 1362/2007, of 19 October.

PricewaterhouseCoopers Auditores, S.L.

Virginia Arce Peralta

July 29, 2021

2

Telefónica

First Half 2021

Condensed consolidated interim financial statements and Condensed consolidated interim management report for the six-month period ended June 30, 2021

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed Consolidated Interim Financial Statements 2021

Condensed Consolidated Interim Financial Statements 2021

Telefónica Group
Consolidated statements of financial position

Millions of euros	Notes	06/30/2021	12/31/2020
ASSETS
A) NON-CURRENT ASSETS		84,014	71,396
Intangible assets	(Note 5)	11,115	11,488
Goodwill	(Note 6)	17,124	17,044
Property, plant and equipment	(Note 7)	23,163	23,769
Rights of use	(Note 20)	7,276	4,982
Investments accounted for by the equity method	(Note 8)	12,406	427
Financial assets and other non-current assets	(Note 11)	7,183	7,270
Deferred tax assets	(Note 23)	5,747	6,416
B) CURRENT ASSETS		29,596	33,655
Inventories	(Note 12)	1,523	1,718
Receivables and other current assets	(Note 13)	8,037	7,523
Tax receivables	(Note 23)	1,359	902
Other current financial assets	(Note 14)	2,738	2,495
Cash and cash equivalents	(Note 14)	14,522	5,604
Non-current assets and disposal groups held for sale	(Note 25)	1,417	15,413
TOTAL ASSETS (A+B)		113,610	105,051

	Notes	06/30/2021	12/31/2020
EQUITY AND LIABILITIES
A) EQUITY		32,599	18,260
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 10)	23,362	11,235
Equity attributable to non-controlling interests	(Note 10)	9,237	7,025
B) NON-CURRENT LIABILITIES		56,553	58,674
Non-current financial liabilities	(Note 15)	38,141	42,297
Non-current lease liabilities	(Note 20)	5,854	4,039
Payables and other non-current liabilities	(Note 17)	2,870	2,561
Deferred tax liabilities	(Note 23)	2,806	2,620
Non-current provisions	(Note 19)	6,882	7,157
C) CURRENT LIABILITIES		24,458	28,117
Current financial liabilities	(Note 15)	7,512	8,123
Current lease liabilities	(Note 20)	1,821	1,255
Payables and other current liabilities	(Note 18)	11,287	10,912
Current tax payables	(Note 23)	2,089	1,732
Current provisions	(Note 19)	1,354	1,304
Liabilities associated with non-current assets and disposal groups held for sale	(Note 25)	395	4,791
TOTAL EQUITY AND LIABILITIES (A+B+C)		113,610	105,051
Unaudited data at June 30, 2021. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 3

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Telefónica, S.A. 3

Condensed Consolidated Interim Financial Statements 2021

Telefónica Group
Consolidated income statements

Millions of euros	Notes	January- June 2021	January- June 2020
Revenues	(Note 4)	20,305	21,706
Other income	(Note 22)	10,875	683
Supplies		(6,217)	(6,315)
Personnel expenses		(2,744)	(2,718)
Other expenses	(Note 22)	(5,333)	(6,281)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	(Note 4)	16,886	7,075
Depreciation and amortization	(Notes 4, 5, 7 and 20)	(4,139)	(4,951)
OPERATING INCOME	(Note 4)	12,747	2,124
Share of income (loss) of investments accounted for by the equity method	(Note 8)	(68)	5
Finance income		901	450
Exchange gains		1,513	1,910
Finance costs		(1,430)	(1,367)
Exchange losses		(1,536)	(1,742)
Net financial expense		(552)	(749)
PROFIT BEFORE TAX		12,127	1,380
Corporate income tax	(Note 23)	(1,200)	(420)
PROFIT FOR THE PERIOD		10,927	960
Attributable to equity holders of the Parent		8,629	831
Attributable to non-controlling interests		2,298	129
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		1.51	0.12
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 4

Condensed Consolidated Interim Financial Statements 2021

Telefónica Group
Consolidated statements of comprehensive income

Millions of euros	January - June 2021	January - June 2020
Profit for the period	10,927	960
Other comprehensive (loss) income	4,411	(5,579)
Gains (Losses) from financial assets measured at Fair value through comprehensive income	1	—
Income tax impact	—	—
Reclassification of (gains) losses included in the income statement	—	—
Income tax impact	—	—
	1	—
Gains (Losses) on hedges	509	1,434
Income tax impact	(121)	(361)
Reclassification of (gains) losses included in the income statement	(1,353)	(76)
Income tax impact	337	14
	(628)	1,011
Gains (Losses) on hedges costs	105	(108)
Income tax impact	(26)	27
Reclassification of (gains) losses included in the income statement	(5)	(3)
Income tax impact	1	1
	75	(83)
Share of gains (losses) recognized directly in equity of associates and others	5	—
Income tax impact	—	—
Reclassification of (gains) losses included in the income statement	—	—
Income tax impact	—	—
	5	—
Translation differences	4,465	(6,346)
Total other comprehensive (loss) income recognized in the period (Items that may be reclassified subsequently to profit or loss)	3,918	(5,418)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	58	57
Income tax impact	(15)	—
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	392	—
	435	57
Gains (Losses) from financial assets measured at Fair value through comprehensive income	60	(211)
Income tax impact	(2)	(7)
	58	(218)
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	493	(161)
Total comprehensive (loss) income recognized in the period	15,338	(4,619)
Attributable to:
Equity holders of the parent and other holders of equity instruments	12,830	(3,490)
Non-controlling interests	2,508	(1,129)
	15,338	(4,619)

Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 5

Condensed Consolidated Interim Financial Statements 2021

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
Profit for the year	—	—	—	—	—	8,629	—	—	—	—	8,629	2,298	10,927
Other comprehensive income (loss) for the year	—	—	—	—	—	426	59	(641)	80	4,277	4,201	210	4,411
Total comprehensive income (loss) for the year	—	—	—	—	—	9,055	59	(641)	80	4,277	12,830	2,508	15,338
Dividends and distribution of profit (Note 10)	195	—	—	—	—	(503)	—	—	—	—	(308)	(282)	(590)
Capital reduction	(83)	(305)	388	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(79)	—	—	(11)	—	—	—	—	(90)	—	(90)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(382)	—	—	—	—	(382)	(15)	(397)
Undated Deeply Subordinated Securities (Note 10)	—	—	—	242	—	(164)	—	—	—	—	78	—	78
Other movements	—	—	—	—	—	(1)	—	—	—	—	(1)	1	—
Financial position at June 30, 2021	5,638	4,233	(167)	7,792	1,038	27,040	(538)	6	23	(21,703)	23,362	9,237	32,599

Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 6

Condensed Consolidated Interim Financial Statements 2021

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
Profit for the year	—	—	—	—	—	831	—	—	—	—	831	129	960
Other comprehensive income (loss) for the year	—	—	—	—	—	48	(217)	1,011	(84)	(5,079)	(4,321)	(1,258)	(5,579)
Total comprehensive income (loss) for the year	—	—	—	—	—	879	(217)	1,011	(84)	(5,079)	(3,490)	(1,129)	(4,619)
Dividends and distribution of profit (Note 10)	—	—	—	—	—	(371)	—	—	—	—	(371)	(343)	(714)
Net movement in treasury shares	—	—	15	—	—	(23)	—	—	—	—	(8)	—	(8)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	485	—	—	(183)	—	—	—	—	302	(3)	299
Undated Deeply Subordinated Securities	—	—	—	(693)	—	(267)	—	—	—	73	(887)	(42)	(929)
Other movements	—	—	—	—	—	23	—	—	—	—	23	(1)	22
Financial position at June 30, 2020	5,192	4,538	(266)	7,550	1,038	19,100	(661)	1,514	(60)	(25,258)	12,687	6,814	19,501
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 7

Condensed Consolidated Interim Financial Statements 2021
Telefónica Group
Consolidated statements of cash flows

Millions of euros	January - June 2021	January - June 2020
Cash received from operations	24,368	25,782
Cash paid from operations	(18,238)	(19,240)
Net payments of interest and other financial expenses net of dividends received	(777)	(897)
Taxes (paid)/proceeds	(241)	(357)
Net cash flow provided by operating activities	5,112	5,288
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(3,550)	(3,493)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	13,514	19
Payments on investments in companies, net of cash and cash equivalents acquired	(328)	(13)
Proceeds on financial investments not included under cash equivalents	607	2,090
Payments on financial investments not included under cash equivalents	(1,026)	(1,034)
Proceeds/(Payments) on placements of cash surpluses not included under cash equivalents	(607)	399
Net cash flow used in investing activities	8,610	(2,032)
Dividends paid	(498)	(336)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(112)	(5)
Operations with other equity holders	19	(930)
Proceeds on issuance of debentures and bonds, and other debts	152	3,000
Proceeds on loans, borrowings and promissory notes	2,028	3,263
Repayments of debentures and bonds, and other debts	(3,353)	(4,566)
Repayments of loans, borrowings and promissory notes	(1,907)	(1,318)
Lease principal payments (Note 20)	(916)	(891)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 15)	(124)	(231)
Net cash used in financing activities	(4,711)	(2,014)
Effect of changes in exchange rates	(74)	(449)
Cash reclassified to assets held for sale	(7)	(20)
Effect of changes in consolidation methods and others	(12)	—
Net increase (decrease) in cash and cash equivalents during the period	8,918	773
CASH AND CASH EQUIVALENTS AT JANUARY 1	5,604	6,042
CASH AND CASH EQUIVALENTS AT JUNE 30	14,522	6,815
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	5,604	6,042
Cash on hand and at banks	4,600	5,209
Other cash equivalents	1,004	833
BALANCE AT JUNE 30	14,522	6,815
Cash on hand and at banks	12,953	5,296
Other cash equivalents	1,569	1,519
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 8

Condensed Consolidated Interim Financial Statements 2021
Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2021
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
Note 2. Basis of presentation of the consolidated financial statements
The condensed consolidated interim financial statements for the six-month period ended June 30, 2021 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated financial statements (Consolidated annual accounts) for the year ended December 31, 2020.
The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 28, 2021.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2021 and 2020, except in the consolidated statement of financial position, which compares information at June 30, 2021 and at December 31, 2020.
The main changes in the consolidation scope are described in Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.
Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK (O2 Holdings Ltd. and Virgin Media UK, respectively).
This move is fully aligned with the Telefonica strategy to focus on improving market positioning in its core markets. It will enable Telefónica to reinforce its presence and continuity in this market through the creation of an integrated communications provider in the United Kingdom. Accordingly, the operations in the United Kingdom remain as a reportable segment (see Note 4).
In accordance with IFRS 5, at December 31, 2020 the companies included in the transaction were classified as a disposal group held for sale (see Note 25). The non-current assets of Telefónica United Kingdom ceased to be amortized for accounting purposes from the date they started being classified as non-current assets held for sale in May 2020 (see Note 4).

Telefónica, S.A. 9

Condensed Consolidated Interim Financial Statements 2021
On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction has been carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd. The constitution of the joint venture resulted in a contribution of 5,439 million pounds sterling (equivalent to 6,307 million euros at the transaction day) for Telefonica, of which 2,686 million pounds correspond to the cash payment to Telefónica to equalise ownership in the joint venture (subject to adjustment at the date of preparation of these financial statements) and 2,754 million pounds correspond to proceeds from recapitalisation.
As a consequence of this transaction, the Group recognized a gain amounting to 4,434 million euros in “Other income” (see Note 22), as follows:

Millions of euros
Cash received	6,307
Fair value of 50% of VMED O2 UK Ltd (Note 8)	11,932
Less: carrying amount of Telefonica United Kingdom at June 1, 2021	(10,937)
Liabilities assumed and other costs (see Note 24)	(460)
Result before reclassification of translation differences and gains on hedges	6,842
Reclassification of translation differences included in equity	(3,135)
Reclassification of gains on hedges included in equity	727
Result of the transaction: gain	4,434

In addition, the accumulated actuarial losses of Telefonica United Kingdom amounting to 392 million euros were reclassified to retained earnings, with no effect in net equity.
Telefonica United Kingdom, which was fully consolidated within the Group, is excluded from the scope of consolidation from June 1, 2021 (Note 4). From that date, VMED 02 UK Ltd is registered under the equity method (see notes 4 and 8).
Agreement between Telxius Telecom and American
Tower Corporation for the sale of its
telecommunications towers divisions in Europe and
Latin America
On January 13, 2021 Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for an amount of 7.7 billion euros, payable in cash.
The agreement established the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business).
The agreement included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, including the towers acquired in the first phase on September 1, 2020 and the towers that will be acquired in the second phase by August 2021 (see Note 25).
In accordance with IFRS 5, the companies of the Telxius Group included in the transaction were recognized as a disposal group held for sale in the consolidated statement of financial position at December 31, 2020 (see Note 25) and the non-current assets ceased to be amortized and depreciated for accounting purposes from that date.
On June 1, 2021, once the relevant regulatory approvals had been obtained in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out, with Telxius receiving payment of 6,185 million euros.
On June 3, 2021, the closing of the sale of the telecommunication towers division located in Latin America was carried out, with Telxius receiving payment of approximately 909 million euros.
The consolidated carrying amount in the Telefónica Group of the net assets corresponding to the companies sold amounted to 1,300 million euros. These transactions have generated a gain of 5,761 million euros registered in "Other income" (see Note 22) that includes the reclassification of negative translation differences amounting 37 million euros to the income statement. The result of this transaction attributed to non-controlling interests of Telxius, which considers the effect of previous transactions with these shareholders, amounts to 2,166 million euros (see Note 10).
After the closing of these transactions, the companies of the Europe and Latin América towers divisions were excluded from the consolidation perimeter, therefore rights of use and lease liabilities with these companies emerged, amounting to 2,137 million euros and 2,279 million euros, respectively, at the date of the transaction (see Note 20).

Telefónica, S.A. 10

Condensed Consolidated Interim Financial Statements 2021
COVID-19: impact and response in Telefónica
The comparison between the first half of 2021 and the same period of the previous year continues to be affected by the pandemic, mainly during the first months of the year, when the impact in 2020 was less significant.
The COVID-19 crisis contributed to the depreciation of Latin American currencies against the euro. The negative effect of the exchange rates evolution is perceived in the average exchange rates (used to translate to euros the income statement) of the first half of 2021 in comparison with the same period of 2020, mainly the Brazilian real.

Variation of average exchange rate
	First half (2020 vs 2019)	First half (2021 vs 2020)
Brazilian real	(18.8%)	(17.5%)
Pound sterling	(0.0%)	0.7%
New peruvian sol	(0.2%)	(16.2%)
Chilean peso	(14.7%)	3.1%
Colombian peso	(11.1%)	(7.3%)
Mexican peso	(8.4%)	(2.8%)

However, on June 30, 2021 there is an appreciation of some of the main currencies of the countries where the Group operates with respect to the closing rates of 2020, mainly the Brazilian real and the pound sterling, which resulted in an increase in equity due to translation differences (see Note 10).

Variation of closing exchange rate
	06/30/20 vs 12/31/19	06/30/21 vs 12/31/20
Brazilian real	(26.2%)	7.2%
Pound sterling	(6.7%)	4.7%
New peruvian sol	(6.0%)	(3.2%)
Chilean peso	(8.6%)	0.8%
Colombian peso	(12.5%)	(5.5%)
Mexican peso	(18.1%)	3.2%

The evolution of the measures in the first half of 2020 led to indication of impairment of goodwill. As a consequence, the Group updated the impairment test. As a result of the analysis made, an impairment loss was recognised on the goodwill assigned to Telefónica Argentina, amounting to 109 million euros (see Note 6). At the closing of fiscal year 2020, these analysis were updated, based on the latest business plan of the different cash generating units. As a result of the analysis, an impairment of the total goodwill assigned to Telefónica Argentina was registered, amounting to 519 million euros, as well as a correction for impairment of intangible assets amounting to 106 million euros and a correction for impairment of property, plant and equipment amounting to 269 million euros. Due to the impairment record of these assets, the deferred tax liabilities associated with the non-deductibility of the inflation adjustment in Argentina, were partially reversed, amounting to 94 million euros. In the first half of 2021 no impairment of goodwill have been registered.
Since the beginning of the crisis, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers at all times.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers
•Making the Group's high-tech buildings available for public use.
•Providing customers with free mobile data and additional entertainment services at no extra cost.
•Accelerating payments to suppliers with liquidity problems and offering flexible payments terms.
•Maintaining the dividend for shareholders; with enhancing financial flexibility with a voluntary scrip dividend (see Note 10).
In addition, the governments of the countries in which the Group operates, imposed several temporary measures on telecommunications operators, some of which remains (see Appendix II). Likewise, in various jurisdictions our operators reached an agreement with the governments to offer minimum connectivity services at a reduced price or for free, including free access to specific platforms (healthcare, emergencies, education, information).
Telefónica's state-of-the-art networks enabled the Group to facilitate record growth in traffic driven by remote working and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry,

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Condensed Consolidated Interim Financial Statements 2021
although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the six-months periods ended June 30, 2021 and 2020:

Millions of euros	January - June 2021	January - June 2020
Operating Income Before Depreciation and Amortization (OIBDA)	16,886	7,075
Depreciation and amortization	(4,139)	(4,951)
Operating income	12,747	2,124

The OIBDA of "Other companies" for the first half of 2021 includes gains on the sale of the tower division of Telxius, amounting to 5,761 million euros and from the constitution of VMED O2 UK Ltd, amounting to 4,434 million euros, both are explained in previous sections.
The following table presents the reconciliation of OIBDA to operating income for each business segment for the six-months periods ended June 30, 2021 and 2020:

January - June 2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,352	919	1,172	1,479	769	10,382	(187)	16,886
Depreciation and amortization	(1,071)	—	(1,192)	(927)	(984)	(128)	163	(4,139)
Operating income	1,281	919	(20)	552	(215)	10,254	(24)	12,747

January - June 2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,436	1,012	1,095	1,666	863	223	(220)	7,075
Depreciation and amortization	(1,108)	(402)	(1,118)	(1,050)	(1,219)	(187)	133	(4,951)
Operating income	1,328	610	(23)	616	(356)	36	(87)	2,124

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Furthermore, the Group management uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by the revenues.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Millions of euros	January-June 2021	January-June 2020
Operating income	12,747	2,124
Depreciation and amortization	(4,139)	(4,951)
OIBDA	16,886	7,075
Capital expenditures in intangibles assets (Note 5)	(1,271)	(545)
Capital expenditures in property, plant and equipment (Note 7)	(2,129)	(2,176)
CapEx	(3,400)	(2,721)
OIBDA-CapEx	13,486	4,354
Spectrum acquisitions (Note 5)	674	—
OIBDA-CapEx excluding spectrum acquisitions	14,160	4,354

Debt indicators
As calculated by us, net financial debt includes:
(A) adding the following liabilities:

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i. current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
iii. financial liabilities included in "Liabilities associated with non-current assets held for sale".
(B) subtracting the following amounts from the resulting amount of the preceding step:
i. cash and cash equivalents,
ii. other current financial assets (which include short-term derivatives),
iii. cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale",
iv. the positive mark-to-market value of derivatives with a maturity beyond one year,
v. other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position), and
vi. mark-to-market adjustment by cash flow hedging activities related to debt.
With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
The indicator net financial debt plus leases is calculated by adding lease liabilities calculated under IFRS 16 (including those corresponding to companies held for sale) to net financial debt and deducting assets from subleases.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined Benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of June 30, 2021 and December 31, 2020 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Millions of euros	06/30/2021	12/31/2020
Non-current financial liabilities	38,141	42,297
Current financial liabilities	7,512	8,123
Gross financial debt (Note 15)	45,653	50,420
Cash and cash equivalents	(14,522)	(5,604)
Other assets included in "Other current financial assets"	(2,733)	(2,489)
Cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale"	(7)	(958)
Positive mark-to-market value of long-term derivative instruments (Note 11 and 16)	(2,965)	(3,666)
Other liabilities included in "Payables and other non-current liabilities"	379	304
Other liabilities included in "Payables and other current liabilities"	29	60
Other assets included in "Financial assets and other non-current assets"	(1,722)	(1,471)
Other assets included in "Receivables and other current assets"	(309)	(320)
Other current assets included in "Tax receivables"	(357)	—
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	—	—
Mark-to-market adjustment by cash flow hedging activities related to debt	(294)	(1,048)
Net financial debt	23,152	35,228
Lease liabilities	7,874	6,469
Net financial debt plus leases	31,026	41,697
Gross commitments related to employee benefits	5,407	5,841
Value of associated long-term assets	(85)	(122)
Tax benefits	(1,402)	(1,513)
Net commitments related to employee benefits	3,920	4,206
Net financial debt plus commitments	27,072	39,434
Net financial debt plus leases plus commitments (*)	34,946	45,903
(*) Includes assets and liabilities considered to be "net financial debt plus leases plus commitments" for companies classified as held for sale (see Note 25).
The evolution of the Net financial debt in the first half of 2021 is strongly impacted by the proceeds received as a result of the constitution of VMED O2 UK and the sale of the towers divisions of Telxius described before.
The payment to the non-controlling shareholders of Telxius related to this sale is expected to be made in the second half of the year (see detail of equity attributable to

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Condensed Consolidated Interim Financial Statements 2021
non-controlling interests of Telxius in Note 10). Considering this estimated distribution, the Net financial debt of the Group at June 30, 2021 would be 26.2 billion euros.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for the six-months periods ended June 30, 2021 and 2020:

Millions of euros	January - June 2021	January - June 2020
Net cash flow provided by operating activities	5,112	5,288
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net	(3,550)	(3,493)
Dividends paid to minority shareholders	(181)	(175)
Payments related to cancellation of commitments	466	493
Payments of financed spectrum without explicit interest	(21)	—
Free cash flow excluding lease principal payments	1,826	2,113
Lease principal payments	(916)	(891)
Free cash flow	910	1,222

Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, was removed from the consolidation perimeter on June 1, 2021. On the same date, the joint venture VMED O2 UK Ltd started to be accounted for by the equity method. The effect on the
Group's alternative performance measures described above is as follows:
•OIBDA/OIBDA-CapEx: Telefónica UK ceased to consolidate in Group OIBDA on June 1. The OIBDA of VMED O2 UK does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1. The debt of VMED O2 UK is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceases to be consolidated in the Group's free cash flow on June 1. From that date, dividends received from VMED O2 UK will be included in the Group's Free Cash Flow (there were not dividends received from VMED O2 UK Ltd in the period from June 1 to June 30, 2021).

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Condensed Consolidated Interim Financial Statements 2021

Note 3. Accounting policies
The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2021 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2020, except for the following new standards and amendments to standards published by the International Accounting Standards Board (IASB) and endorsed by the EU for use in Europe, which are effective for annual periods beginning on or after January 1, 2021.
Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments provide practical expedients which address the financial reporting effects when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The main temporary reliefs are as follows:
•Changes to contractual cash flows—an entity will not have to derecognise or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate.
•Hedge accounting: if a hedge meets other hedge accounting criteria, an entity will not have to discontinue its hedge accounting solely because it makes changes that are required by the reform.
In preparing the interim consolidated financial statements, the Group uses these practical expedients to the extent that they are applicable, as the process to replace the different benchmark rates it is exposed to progresses. In addition to this, the Group will consider the disclosure requirements about new risks arising from the reform and how it manages the transition to alternative benchmark rates in the preparation of the annual consolidated financial statements.
New standards and amendments to standards issued but not effective as of June 30, 2021
At the date of preparation of the interim consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 37	Cost of Fulfilling a Contract	1 January 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	1 January 2022
Annual Improvements 2018 - 2020 Cycle		1 January 2022
Amendments to IAS 16	Proceeds before Intended Use	1 January 2022
Amendments to IAS 1	Classification of Liabilities as Current and Non-Current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendments to IAS 1	Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023
Amendments to IAS 12	Deferred Taxes related to Assets and Liabilities arising from a Single Transaction	1 January 2023

Based on the analyses conducted to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

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Condensed Consolidated Interim Financial Statements 2021
Note 4. Segment information
In 2021 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, Telefónica United Kingdom (from June 1, 2021 replaced by VMED O2 UK, accounted for under the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
After the agreement with American Tower Corporation for the sale of the telecommunications towers divisions in Europe and Latin America (see Note 2), in 2021 Telxius Group ceased to be a reportable segment and it is included in "Other companies". As a consequence, the comparative results of "Other companies" and "Eliminations" for the first half of 2020 and the corresponding comparative segmentation of assets and liabilities as of December 31, 2020 were restated. These changes have had no impact on the consolidated results of the Group.
The result obtained for the sale of the telecommunications towers divisions of Telxius Group amounting to 5,761 million euros (see notes 2 and 22) is shown in "Other companies".
On May 7, 2020 Telefónica reached an agreement with Liberty Global plc to unite its businesses in the United Kingdom and form a joint venture 50% owned by both companies. On June 1, 2021 the closing of the transaction has been carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd (see Note 2). This move is fully aligned with the Telefonica strategy to focus and improve market positioning in its core markets. As a result, VMED O2 UK is considered a reportable segment, as Telefónica UK was until June 1st, while VMED O2 UK is a joint venture and as such it is registered by the equity method (see note 8).
Gains registered on the constitution of VMED O2 UK Ltd amounting to 4,434 million euros (see note 2 and 22) are shown in "Other companies".
The segments referred to above include the information related to the fixed, wireless, cable, data, internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out at market prices.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I to the Consolidated Financial Statement for 2020), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments.

The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in "Other companies", so most of the Group's financial assets and liabilities are reported under "Other companies". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities is included under "Other companies". For these reasons, the results of the segments are disclosed up to operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

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Condensed Consolidated Interim Financial Statements 2021

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 5 and 7) and acquisitions of rights of use (see Note 20) of the fully consolidated reportable segments:

January - June 2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom (1)	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,095	2,628	3,743	3,318	3,945	1,547	(971)	20,305
External revenues	5,968	2,609	3,731	3,310	3,895	798	(6)	20,305
Inter-segment revenues	127	19	12	8	50	749	(965)	—
Other operating income and expenses	(3,743)	(1,709)	(2,571)	(1,839)	(3,176)	8,835	784	(3,419)
OIBDA	2,352	919	1,172	1,479	769	10,382	(187)	16,886
Depreciation and amortization	(1,071)	—	(1,192)	(927)	(984)	(128)	163	(4,139)
Operating income	1,281	919	(20)	552	(215)	10,254	(24)	12,747
Capital expenditures (CapEx)	720	933	508	647	501	107	(16)	3,400
Acquisitions of rights of use	283	389	532	260	122	93	(251)	1,428
(1) On June 1, 2021 Telefónica United Kingdom was excluded from the scope of consolidation (see Note 2).

January - June 2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,106	3,370	3,636	3,954	4,085	1,282	(727)	21,706
External revenues	5,972	3,347	3,623	3,945	4,011	815	(7)	21,706
Inter-segment revenues	134	23	13	9	74	467	(720)	—
Other operating income and expenses	(3,670)	(2,358)	(2,541)	(2,288)	(3,222)	(1,059)	507	(14,631)
OIBDA	2,436	1,012	1,095	1,666	863	223	(220)	7,075
Depreciation and amortization	(1,108)	(402)	(1,118)	(1,050)	(1,219)	(187)	133	(4,951)
Operating income	1,328	610	(23)	616	(356)	36	(87)	2,124
Capital expenditures (CapEx)	649	406	475	665	458	238	(170)	2,721
Acquisitions of rights of use	54	71	362	88	119	92	(66)	720

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Condensed Consolidated Interim Financial Statements 2021

The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK Ltd since its constitution on June 1, 2021 (see Note 2) until June 30, 2021. VMED O2 UK Ltd is a joint venture 50% owned by Telefónica and Liberty Group and is recorded under the equity method (see Note 8). The tables below show the information of the joint venture at 100%.

June 1 to June 30, 2021
Million euros	VMED O2 UK
Revenues	993
Other operating income and expenses	(640)
OIBDA	353
Depreciation and amortization	(345)
Operating income	8
Capital expenditures (CapEx)	188
Acquisitions of rights of use	—

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Condensed Consolidated Interim Financial Statements 2021

The segmentation of assets and liabilities of the reportable segments is as follows:

June 2021
Millions of euros	Telefónica Spain	VMED O2 UK (1)	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,275	—	12,255	15,275	8,161	1,449	(13)	51,402
Rights of use	1,424	—	2,924	1,839	1,036	129	(76)	7,276
Investments accounted for by the equity method	266	11,970	5	2	54	109	—	12,406
Financial assets and other non-currents assets	399	—	625	792	959	6,150	(1,742)	7,183
Deferred tax assets	2,064	—	508	257	682	2,235	1	5,747
Other current financial assets	39	—	31	31	116	12,082	(9,561)	2,738
Non-current assets and disposal groups classified as held for sale	72	—	438	74	380	452	1	1,417
Total allocated assets	25,934	11,970	19,299	22,278	14,907	37,271	(18,049)	113,610
Non-current financial liabilities	2,152	—	1,844	11	2,832	33,712	(2,410)	38,141
Non-current lease liabilities	948	—	2,396	1,436	1,042	77	(45)	5,854
Deferred tax liabilities	138	—	420	1,013	570	670	(5)	2,806
Current financial liabilities	884	—	288	253	4,364	11,550	(9,827)	7,512
Current lease liabilities	514	—	450	492	365	22	(22)	1,821
Liabilities associated with non-current assets held for sale	—	—	173	—	—	222	—	395
Total allocated liabilities	17,350	—	10,532	7,732	13,334	50,063	(17,999)	81,012
(1) The detail of assets and liabilities of VMED O2 UK is detailed in a later table in this note.

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Condensed Consolidated Interim Financial Statements 2021

December 2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,604	—	13,005	14,408	8,692	1,587	5	52,301
Rights of use (1)	1,332	—	2,852	1,677	1,117	135	(2,131)	4,982
Investments accounted for by the equity method	266	—	2	1	58	101	(1)	427
Financial assets and other non-currents assets	330	—	647	700	773	7,455	(2,635)	7,270
Deferred tax assets	2,212	—	473	248	721	2,761	1	6,416
Other current financial assets	35	—	67	30	90	10,093	(7,820)	2,495
Non-current assets and disposal groups held for sale	—	13,264	—	—	30	2,329	(210)	15,413
Total allocated assets	24,098	13,264	20,266	20,023	14,973	30,030	(17,603)	105,051
Non-current financial liabilities	758	—	1,577	167	6,149	38,068	(4,422)	42,297
Non-current lease liabilities	1,074	—	2,326	1,342	1,095	108	(1,906)	4,039
Deferred tax liabilities	141	—	405	864	481	734	(5)	2,620
Current financial liabilities	852	—	715	224	1,157	9,846	(4,671)	8,123
Current lease liabilities	291	—	514	297	365	27	(239)	1,255
Liabilities associated with non-current assets and disposal groups held for sale	—	4,897	—	—	—	1,087	(1,193)	4,791
Total allocated liabilities	16,360	4,897	10,903	6,252	12,960	53,028	(17,609)	86,791
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

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Condensed Consolidated Interim Financial Statements 2021

The detail of assets and liabilities of VMED O2 UK Ltd as of June 30, 2021 is as follows (amounts corresponding to 100% of the company, see Note 8):

June 2021
Millones de euros	VMED O2 UK
Fixed assets	45,694
Rights of use	1,116
Financial assets and other non-currents assets	1,481
Deferred tax assets	95
Other current financial assets	467
Total assets	51,532
Non-current financial liabilities	18,648
Non-current lease liabilities	901
Deferred tax liabilities	29
Current financial liabilities	1,460
Current lease liabilities	238
Total liabilities	27,658

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Condensed Consolidated Interim Financial Statements 2021

The detail of revenues of the fully consolidated reportable segments is as follows:

Millions of euros	January - June 2021				January - June 2020
Segments	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
T. Spain (1)				6,095				6,106
T. United Kingdom (2)	95	2,533	—	2,628	126	3,244	—	3,370
T. Germany	400	3,342	1	3,743	386	3,248	2	3,636
T. Brazil	1,136	2,182	—	3,318	1,394	2,560	—	3,954
T. Hispam	1,363	2,574	8	3,945	1,456	2,567	62	4,085
Other and inter-segment eliminations			576	576			555	555
Total Group				20,305				21,706

(1) The detail of revenues for Telefónica Spain is shown in the table below.
(2) On June 1, 2021 Telefónica United Kingdom is excluded from the scope of consolidation (see Note 2).

Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros
Telefónica Spain	January - June 2021	January - June 2020
Mobile handset sale	154	108
Ex-Mobile handset sale	5,941	5,998
Retailers	4,827	4,916
Wholesalers and others	1,114	1,082
Total	6,095	6,106

Telefónica, S.A. 22

Condensed Consolidated Interim Financial Statements 2021

Note 5. Intangible assets
The composition and movements in "intangible assets" in the first half of 2021 and 2020 are as follows:

January-June 2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2021
Service concession arrangements and licenses	6,573	159	(359)	—	228	149	6,750
Software	2,380	243	(610)	(1)	407	55	2,474
Customer base	1,238	—	(183)	—	—	5	1,060
Trademarks	512	—	(23)	(207)	—	17	299
Other intangible assets	51	7	(8)	—	(3)	—	47
Intangible assets in process	734	294	—	(4)	(544)	5	485
Total intangible assets	11,488	703	(1,183)	(212)	88	231	11,115
(1) Total additions of intangible assets until 06/30/2021, amounted to 1.271 million euros, including the additions corresponding to companies held for sale and sold companies during the first half of 2021 (see Note 2).

January-June 2020
Millions of euros	Balance at 12/31/2019	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2020
Service concession arrangements and licenses	8,566	—	(542)	(36)	109	(874)	7,223
Software	2,980	191	(668)	(3)	230	(280)	2,450
Customer base	1,666	6	(193)	—	26	(54)	1,451
Trademarks	640	—	(22)	—	(232)	(61)	325
Other intangible assets	52	6	(3)	—	(1)	(4)	50
Intangible assets in process	2,130	330	—	—	(1,730)	(38)	692
Total intangible assets	16,034	533	(1,428)	(39)	(1,598)	(1,311)	12,191
(1) Total additions of intangible assets until 06/30/2020, amounted to 545 million euros, including the additions corresponding to companies held for sale during the first half of 2020 (see Note 2).

Telefónica, S.A. 23

Condensed Consolidated Interim Financial Statements 2021

The gross cost, accumulated amortization and impairment losses of intangible assets in the first half of 2021 and December 31, 2020 are as follows:

Balance at 06/30/2021
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	13,636	(6,784)	(102)	6,750
Software	15,708	(13,226)	(8)	2,474
Customer base	4,860	(3,799)	(1)	1,060
Trademarks	918	(619)	—	299
Other intangible assets	929	(881)	(1)	47
Intangible assets in process	485	—	—	485
Total intangible assets	36,536	(25,309)	(112)	11,115

Balance at 12/31/2020
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	12,950	(6,287)	(90)	6,573
Software	15,375	(12,986)	(9)	2,380
Customer base	5,071	(3,833)	—	1,238
Trademarks	1,720	(1,207)	(1)	512
Other intangible assets	940	(888)	(1)	51
Intangible assets in process	734	—	—	734
Total intangible assets	36,790	(25,201)	(101)	11,488

Additions of spectrum in the first half of 2021 amounted to 674 million euros, including the additions corresponding to companies held for sale (515 million euros in Telefónica United Kingdom) and additions in Telefónica Chile amounting to 135 million euros.
A reclassification amounting 1,381 million euros between the lines "Intangible assets in process" and "Service concession arrangements and licenses" was made in the first half of 2020, corresponding to the majority of the spectrum licenses acquired by Telefónica Germany in 2019.
CapEx additions by segment are detailed in Note 4.

Telefónica, S.A. 24

Condensed Consolidated Interim Financial Statements 2021

Note 6. Goodwill
The movement in goodwill assigned to each Group segment was as follows:

January-June 2021
Millions of euros	Balance at 12/31/2020	Additions	Transfers	Exchange rate impact and other	Balance at 06/30/2021
Telefónica Spain	4,299	—	(8)	—	4,291
Telefónica Brazil	6,258	—	(36)	448	6,670
Telefónica Germany	4,558	—	(171)	—	4,387
Telefónica Hispam	1,778	—	(145)	(19)	1,614
Others	151	8	—	3	162
Total	17,044	8	(360)	432	17,124

January-June 2020
Millions of euros	Balance at 12/31/2019	Additions	Derecognition	Transfers	Exchange rate impact and other	Balance at 06/30/2020
Telefónica Spain	4,299	—	—	—	—	4,299
Telefónica Brazil	8,814	—	—	—	(2,307)	6,507
Telefónica Germany	4,819	—	—	—	—	4,819
Telefónica United Kingdom	4,847	—	—	(4,750)	(97)	—
Telefónica Hispam	2,530	—	(109)	—	(164)	2,257
Others	94	1	—	—	(1)	94
Total	25,403	1	(109)	(4,750)	(2,569)	17,976
The goodwill assigned to the second phase of the contract dated June 8, 2020 between Telefónica Germany and Telxius was transferred to Non-current assets held for sale in the first half of 2021. It is expected that the towers identified in this second phase will be acquired by ATC in August 2021 (see Note 25).
The amount under "Transfers" of Telefónica Hispam in the first half of 2021 corresponds to the goodwill assigned to the agreement for the sale of 60% of InfraCo, SpA by Telefónica Chile, that was transferred to Non-current assets held for sale (see Note 25).
The amount under "Transfers" of Telefónica Brasil in the first half of 2021 corresponds to the goodwill assigned to the agreement with Caisse de dépôt et placement du Québec, for the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, through a joint venture (see Note 25).
Following the agreement between Telefónica and Liberty Global plc to combine their businesses in the United
Kingdom (see Note 2), the goodwill allocated to Telefónica United Kingdom was reclassified as an asset held for sale.
In the first half of 2020 impairment of goodwill of 109 million euros allocated to Telefónica Argentina was registered, with a counterparty in "Other expenses" (see Note 22).

Telefónica, S.A. 25

Condensed Consolidated Interim Financial Statements 2021

In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	06/30/2021	12/31/2020
Telefónica Spain	4,291	4,299
Telefónica Brazil	6,670	6,258
Telefónica Germany	4,387	4,558
Telefónica Hispam	1,614	1,778
Colombia	160	170
Ecuador	123	119
Chile	687	826
Peru	622	642
Uruguay	19	19
Others T. Hispam	2	2
Others	162	151
TOTAL	17,124	17,044
.

Telefónica, S.A. 26

Condensed Consolidated Interim Financial Statements 2021

Note 7. Property, plant and equipment
The composition and movements in "Property, plant and equipment" in the first half of 2021 and 2020 are as follows:

January-June 2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2021
Land and buildings	2,829	6	(130)	(13)	(115)	37	2,614
Plant and machinery	18,676	529	(1,978)	(19)	910	389	18,507
Furniture, tools and other items	623	24	(115)	(3)	51	13	593
PP&E in progress	1,641	1,171	—	(3)	(1,386)	26	1,449
Total PP&E	23,769	1,730	(2,223)	(38)	(540)	465	23,163
(1) Total additions of property, plant and equipment until 06/30/2021, amounted to 2,129 million euros, including the additions corresponding to companies held for sale and sold companies during the first half of 2021 (see Note 2).

January-June 2020
Millions of euros	Balance at 12/31/2019	Additions (1)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2020
Land and buildings	3,603	11	(182)	(6)	(56)	(190)	3,180
Plant and machinery	25,006	446	(2,304)	(39)	(759)	(2,099)	20,251
Furniture, tools and other items	1,248	46	(186)	(1)	(293)	(101)	713
PP&E in progress	2,371	1,541	—	(5)	(2,176)	(200)	1,531
Total PP&E	32,228	2,044	(2,672)	(51)	(3,284)	(2,590)	25,675
(1) Total additions of property, plant and equipment until 06/30/2020, amounted to 2,176 million euros, including the additions corresponding to companies held for sale during the first half of 2020 (see Note 2).

Telefónica, S.A. 27

Condensed Consolidated Interim Financial Statements 2021

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment in the first half of 2021 and December 31, 2020 are as follows:

Balance at June 30, 2021
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,424	(5,760)	(50)	2,614
Plant and machinery	88,042	(69,265)	(270)	18,507
Furniture, tools and other items	4,755	(4,148)	(14)	593
PP&E in progress	1,461	—	(12)	1,449
Total PP&E	102,682	(79,173)	(346)	23,163

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,735	(5,861)	(45)	2,829
Plant and machinery	85,230	(66,289)	(265)	18,676
Furniture, tools and other items	4,573	(3,938)	(12)	623
PP&E in progress	1,654	—	(13)	1,641
Total PP&E	100,192	(76,088)	(335)	23,769
"Transfers and others" in 2021 mainly include the transfers to "Non-current assets and disposal groups held for sale" of property, plant and equipment amounting to 395 million euros (see notes 2 and 25).
Additions of CapEx by segment are detailed in Note 4.

Note 8. Associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros	06/30/2021	12/31/2020
Investments accounted for by the equity method	12,406	427
Credits from associates and joint ventures	1	1
Receivables from associates and joint ventures for current operations (Note 13)	134	25
Financial debt, associates and joint ventures	31	—
Payables to associates and joint ventures (Note 18)	52	11
Other current liabilities with associates	46	—

Millions of euros	January - June 2021	January - June 2020
Share of income (loss) of investments accounted for by the equity method	(68)	5
Revenue from operations with associates and joint ventures	136	129
Expenses from operations with associates and joint ventures	13	21
Financial expenses with associates and joint ventures	—	—

The detail of investments accounted for by the equity method is as follow:

Million of euros	06/30/2021	12/31/2020
VMED O2 UK Ltd	11,970	—
Prosegur Alarmas España, S.L.	266	265
Internet para Todos S.A.C.	54	58
Others	44	51
Total	12,406	427
The detail of the movement in investments accounted for by the equity method in the first six months of 2021 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2020	427
Additions	11,991
Disposals	(5)
Translation differences and other comprehensive income (loss)	69
Income (loss)	(68)
Dividends	(6)
Transfers and others	(2)
Balance at 6/30/2021	12,406

Telefónica, S.A. 28

Condensed Consolidated Interim Financial Statements 2021

The additions for the period mainly include the fair value assigned to the 50% stake in VMED O2 UK Ltd at the date of constitution (see Note 2), amounting to 11,932 million euros.

Main assumptions used in calculating the fair value of VMED O2 UK
The fair value calculation for VMED O2 UK was based on a discounted cash flows valuation, using the methods of multiples of comparable companies and multiples of transactions as a cross-check.
The valuation emanates from the business plan of the joint venture for the 2021-2023 period that resulted from the aggregation of the individual business plans of O2 and Virgin Media approved by Telefónica and Liberty Global, respectively, extended to 2030 and the synergies plan prepared by the strategy teams of both groups. The following is a description of the main variables considered in the fair value calculation, according to the primary method:
•Revenues: the valuation scenario assumes growth rates between 0% and 3% over the period, in line with the estimations of analysts and supported in the revenues synergies expected for the transaction.
•EBITDA margin: the forecasted EBITDA was based on the stand-alone plans with a normalized margin in the range of 36% to 40% (post-IFRS 16 and adjusted to consider the impact of annual payments of spectrum licenses once expired).
•Synergies: were considered taking into account management’s analysis performed at the individual workstream level and benchmarked with analyst estimates of probability of achievement.
•Long-term capital expenditure ratio: it is expected to be in a range of 16% to 22%, aligned with the historical level of comparable companies.
•The discount rate applied to the cash flow projections is the weighted average cost of capital (WACC), the expected return appropriate for the expected risk level.
A modified version of the Capital Asset Pricing Model (“CAPM”) was used to estimate the required return on equity. To relever the beta it was considered the intrinsic leverage of the joint venture. In addition, it was considered a specific premium or alpha, which includes additional risks.
For the cost of debt, in line with the leverage assumption considered, the bonds issued by the joint venture were analysed and their spreads were compared to a comparable risk free rate (with a similar maturity, in the same currency and issued in the same country, so that there is not distortion due to the risk premia by country). A return after taxes was used because the interests on the financial debt are tax deductible.
In conclusion, the discount rate applied for the valuation is 6.9%.
•Perpetuity growth rate: revenues from 2028 are normalized to the perpetuity growth rate (g), considering the analysts' consensus for the companies of the sector in the United Kingdom, contrasting with the estimations of long-term inflation rates and with the assumptions made by companies of the sector in their impairment tests. The perpetuity growth rate considered is 1.0%.
Detail of the main items on the statements of financial position and income statements of VMED O2 UK Ltd

Million of euros	30/06/2021
Non current assets	48,386
Current assets	3,146
Cash and cash equivalents	553
Total Assets	51,532
Non current liabilities	19,971
Non current financial liabilities	18,648
Other non current liabilities	1,323
Current liabilities	7,687
Current financial liabilities	1,460
Other current liabilities	6,227
Total Liabilities	27,658
Equity	23,874
50% Telefónica Group	11,937
Acquisition costs	33
Investments accounted for by the equity method	11,970

Million of euros	June 1 - June 30 2021
Revenues	993
Other operating income	36
Operating expenses	(676)
OIBDA	353
Amortizations	(345)
Operating income	8
Financial income	2
Financial expenses	(66)
Exchanges differences	(84)
Result before taxation	(140)
Taxes	9
Result for the period	(131)
Other comprehensive income	8

Telefónica, S.A. 29

Condensed Consolidated Interim Financial Statements 2021

Note 9. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and BlackRock, Inc.

Based on the information provided by CaixaBank, S.A. as at December 31, 2020 for the 2020 Annual Report on Corporate Governance, the shareholding of CaixaBank, S.A. in Telefónica’s share capital were 4.70%.

Based on the information provided by BBVA as at December 31, 2020 for the 2020 Annual Report on Corporate Governance, the shareholding of BBVA in Telefónica’s share capital were 4.96% (in accordance with the Company's share capital as of such date). Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 5.27% of the Company's share capital. In addition, on February 26, 2021, BBVA notified the CNMV that its shareholding in Telefónica's share capital was 4.84%.

Based on the information notified by Blackrock, Inc to the CNMV on March 31, 2020, the shareholding of Blackrock, Inc in Telefónica’s share capital were 4.68% (in accordance with the Company's share capital as of December 31, 2021). Likewise, on October 10, 2020, Blackrock, Inc. notified with the SEC that its shareholding in Telefónica's share capital was 4.9%.
During the first six months of 2021 and 2020 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between the Telefónica Group and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros	January-June	January-June
	2021	2020
Finance costs	6	14
Receipt of services	15	10
Purchase of goods	69	28
Other expenses	2	2
Total costs	92	54
Finance income	4	9
Dividends received(1)	3	7
Services rendered	46	37
Sale of goods	39	34
Other income	3	—
Total revenue	95	87
Finance arrangements: loans, capital contributions and others (borrower)	424	852
Guarantees	326	254
Commitments	94	68
Finance arrangements: loans and capital contributions (lessee)	1,496	1,155
Dividends paid	77	—
Factoring operations	255	250
Other transactions	1	3
(1)At June 30, 2021, Telefónica holds a 0,66 % stake (0.66% at June 30, 2020) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in the first half of 2021 amounted to 9,667 and 555 million euros, respectively (13,513 million euros held with BBVA and 538 million million euros held with la Caixa in the first half of 2020). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position as of June 30, 2021 is 265 and 6 million euros, respectively (717 and 28 million euros, respectively, as of June 30, 2020).
At June 30, 2021 there were collateral net guarantees (liabilities) of certain derivatives with BBVA amounting to 74 million euros (456 million euros in the same period of 2020), no import with Caixa at that time (44 million euros in the same period of 2020), included in "Finance arrangements: loans, capital contributions and others (borrower)".
Other related parties
Certain Telefónica Group subsidiaries performed during the first half of 2021 transactions with Global Dominion

Telefónica, S.A. 30

Condensed Consolidated Interim Financial Statements 2021

Access Group, entity related to Director Mr. José Riberas Mera, derived from the Group´s ordinary course of business amounting to 15 million euros (22 million euros in the first half of 2020).

Directors’ and Senior Executives’ compensation and other information
Pursuant to the disclosure established in Circular 3/2018, of June 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2021 and 2020 are as follows:

Directors	January- June	January- June
Thousands of euros	2021	2020
Remuneration for belonging to the Board of Directors and/or Board Committees	1,823	1,776
Salary	1,762	1,762
Variable Remuneration in cash (1)	2,931	2,931
Remuneration Systems based on shares (2)	—	—
Compensation	—	—
Long-Term Savings Systems	530	526
Other Concepts	40	34
Total	7,086	7,029
(1) The proportional amount of the target variable remuneration for the period January-June 2021 has been recorded. However, the final amount of this variable remuneration for the 2021 financial year will be that resulting from the degree of compliance with the goals established, as approved by the Company's Board of Directors at its February 2022 meeting, following a favourable report from the Nominating, Compensation and Corporate Governance Committee.
(2) Performance Share Plan (PSP) approved by the 2018 General Shareholders' Meeting. In the first cycle of the Plan (commenced on 1 January 2018, with delivery of the corresponding shares in 2021) a maximum number of 421,000 shares was assigned to the Executive Chairman and 312,000 shares to the Chief Operating Officer. In the second cycle of the Plan (commenced on 1 January 2019, with delivery of the corresponding shares in 2022) a maximum number of 468,000 shares was assigned to the Executive Chairman and 347,000 shares to the Chief Operating Officer. In the third cycle of the Plan (commenced on 1 January 2020, with delivery of the corresponding shares in 2023), a maximum number of 267,000 shares was assigned to the Executive Chairman and 198,000 shares to the Chief Operating Officer.
In relation with the vesting of the first cycle of the Long-Term Incentive Plan 2018-2023, the target measurement period ended on 31 December 2020. In light of the Relative TSR and Free Cash Flow outcomes, the weighted payout coefficient would be 50%. However, at the meeting held by the Nominating, Compensation and Corporate Governance Committee on 23 February 2021, the Executive Chairman propose to waive his incentive, which he deems appropriate, as a gesture of responsibility towards the society, customers, shareholders and employees of Telefónica and as a prudential measure due to the economic impact derived by COVID-19. The Chief Operating Officer stated the same position. It is hereby stated that no shares were delivered to the Executive Directors under the second and third cycle of the PSP, reflecting only the figures indicated: the maximum number of shares potentially deliverable in the event of maximum compliance with the TSR and FCF objective.

In addition, the total amounts accrued to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2021 and 2020 are as follows.

Senior Executives	January- June	January- June
Thousands of euros	2021	2020
Total compensation paid to Senior Executives(1)	4,320	3,643
(1) The "Total compensation paid to Senior Executives" section includes the total amount accrued for all items during the first six months of fiscal years 2021 and 2020, including the amount corresponding to the shares delivered under the first cycle of the Long-Term Incentive Plan (Performance Share Plan - PSP) approved by the General Shareholders' Meeting in 2018.

Telefónica, S.A. 31

Condensed Consolidated Interim Financial Statements 2021

Note 10. Changes in equity and shareholder remuneration
Share Capital
The Board of Directors of Telefónica, S.A. at its meeting held on April 23, 2021, has resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 23, 2021.
The share capital of Telefónica, S.A. has been reduced in the amount of 82,896,466 euros, through the cancellation of 82,896,466 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction has been set at 5,443,534,596 euros corresponding to 5,443,534,596 shares with a nominal value of one euro each. Related to the capital reduction the share premium have been reduced in 305 million euros.
The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction has been carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 82,896,466 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.
On 5 May, 2021, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
On June 22, 2021 the deed of capital increase amounting to 194,518,911 euros, divided into 194,518,911 ordinary shares, with a nominal value of 1 euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,638,053,507 euros.
Dividends
Approval was given at the General Shareholders’ Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0,35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount.The distribution of the first tranch, amounting approximately 0.20 euros per share, took place in June of
2021 and the second tranch amounting approximately 0.15 euros per share is envisaged will take place in December 2021, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on June 17, 2021. The gross impact of this dividend amounts to 308 million euros.
On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.
Approval was given at the General Shareholders’ Meeting of June 12, 2020 to pay a scrip dividend amounting to approximately 0.40 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount.The distribution of the first tranch, amounting approximately 0.2 euros per share, took place in June of 2020 and the second tranch amounting approximately 0.2 euros took take place in December 2020, after the adoption of the corresponding corporate resolutions.
At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on July 3, 2020, representing an gross impact of 371 million euros.

Telefónica, S.A. 32

Condensed Consolidated Interim Financial Statements 2021

On the other hand, the shareholders of 63.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of December 4, 2020 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. The shareholders of 33.12% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 30, 2020 and had an impact in equity amounting to 342 million euros.
On the other hand, the shareholders of 66.88% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 197,993,390 corresponding to 3.72% of the share capital.

Other equity instruments
In February 2021, Telefónica Europe, B.V. announced several transactions on its hybrid capital: (a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. (b) a tender offer on a hybrid instruments, denominated in euros, with first call dates in March 2022. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 758 million euros
The characteristics of the undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operation and the amounts amortized in advance, are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisable from issuer	12/31/2019	Tender Offer	Amount repurchased	Amortization	06/30/2020
02/12/2021	2.376%	from 05/12/2029 rate SWAP + spread incremental	2029	—	—	—	—	1,000
02/05/2020	2.502%	from 05/05/2027 rate SWAP + spread incremental	2027	500	—	—	—	500
09/24/2019	2.875%	from 09/24/2027 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/2025 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/2023 rate SWAP + spread incremental	2023	1,250	—	—	—	1,250
	3.875%	from 09/22/2026 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/2023 rate SWAP + spread incremental	2023	1,000	—	—	—	1,000
09/15/2016	3.75%	from 03/15/2022 rate SWAP + spread incremental	2022	1,000	1,000	(758)	—	242
03/31/2014	5.875%	from 03/31/2024 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
				7,550				7,792

The undated deeply subordinated securities have been issued by Telefónica Europe B.V. unless specified otherwise.
In the first half of 2021, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of 164 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (267 million euros in the first half of 2020). The payments in 2021 have been impacted by the premium of the tender offer amounting to 39 million euros (the impact in 2020 amounted to 27 million euros).
Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of

Telefónica, S.A. 33

Condensed Consolidated Interim Financial Statements 2021

the parent at the end of the indicated period is as follows:

Millions of euros	06/30/2021	12/31/2020
Brazilian real	(14,653)	(15,365)
Bolivar fuerte	(3,756)	(3,754)
Sterling pound	54	(3,344)
Argentine peso	(1,984)	(2,178)
Other currencies	(1,364)	(1,339)
Total Group	(21,703)	(25,980)
The negative translation differences of Telefónica UK accumulated in equity at June 1, 2021 have been reclassified to the income statement as a result of the constitution of VMED O2 UK Ltd (see Note 2), for an amount of 3,135 million euros.
Likewise, the negative translation differences associated with the sale of the Telxius Group tower divisions have also been reclassified to the income statement for the amount of 37 million euros.
Excluding these reclassifications, in the first half of 2021 net equity attributable to equity holders of the parent increased by 1,105 million euros for translation differences, mainly due to the appreciation of the Brazilian real (see Note 2).
Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2021 and 2020:

Number of shares
Treasury shares at 12/31/2020	98,231,380
Acquisitions	23,848,648
Capital amortization	1,536,656
Employee share option plan	(2,279,620)
Other movements	(82,896,466)
Treasury shares at 06/30/2021	38,440,598

Number of shares
Treasury shares at 12/31/2019	77,562,635
Acquisitions	1,707,651
Employee share option plan	(2,563,503)
Otros movimientos	(49,545,262)
Treasury shares at 06/30/2020	27,161,521

On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. acquired 50% of the shares in Prosegur Alarmas España, S.L. in exchange of 49,545,262 shares of Telefónica, S.A.
Treasury shares in portfolio at June 30, 2021 are directly held by Telefónica, S.A. and represent 0.682% of its share capital.
The Company maintains derivative financial instruments subject to net settlement on a notional equivalent of 185 million of Telefónica shares at June 30, 201 (158 million shares at June 30, 2020).

Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in the six months ended June 30, 2021 and 2020 are as follows:

Telefónica, S.A. 34

Condensed Consolidated Interim Financial Statements 2021

Millions of euros	Balance at 12/31/2020	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 06/30/2021
Telefônica Brasil, S.A.	3,106	(15)	—	(117)	121	209	—	3,304
Telefónica Deutschland Holding, A.G.	2,346	—	—	(165)	106	—	9	2,296
Colombia Telecomunicaciones, S.A., ESP	408	—	—	—	(14)	(23)	17	388
Telefónica Centroamericana Inversiones, S.L.	55	—	—	—	(2)	1	(2)	52
Telxius Telecom, S.A.	1,089	—	—	—	2,087	—	(4)	3,172
Other	21	—	—	—	—	1	3	25
Total	7,025	(15)	—	(282)	2,298	188	23	9,237

Millions of euros	Balance at 12/31/2019	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 06/30/2020
Telefônica Brasil, S.A.	4,442	—	—	(168)	110	(1,170)	8	3,222
Telefónica Deutschland Holding, A.G.	2,544	—	—	(156)	(23)	—	—	2,365
Colombia Telecomunicaciones, S.A., ESP	526	—	—	—	(10)	(61)	(41)	414
Telefónica Centroamericana Inversiones, S.L.	106	—	—	—	2	(1)	(1)	106
Telxius Telecom, S.A.	681	—	—	(16)	50	(34)	(1)	680
Other	33	(3)	—	(3)	—	(1)	1	27
Total	8,332	(3)	—	(343)	129	(1,267)	(34)	6,814
The profit attributable to non-controlling interests of Telxius Telecom is mainly due to the gain from the sale of the towers divisions of Europe and Latin America (see Note 2).

Note 11. Financial assets and other non-current assets

Telefónica, S.A. 35

Condensed Consolidated Interim Financial Statements 2021

The breakdown of financial assets and other non-current assets of the Telefónica Group at June 30, 2021 and December 31, 2020 is as follows:

Millions of euros	06/30/2021	12/31/2020
Non-current financial assets (Note 14)	6,443	6,639
Investments	522	457
Long-term receivables for indirect taxes	253	187
Other long-term credits	389	252
Deposits and guarantees	1,819	1,633
Trade receivables	613	551
Receivables for subleases	17	15
Impairment of trade receivables	(135)	(122)
Derivative financial assets (Note 16)	2,965	3,666
Other non-current assets	740	631
Contractual assets	156	145
Deferred expenses	424	331
Prepayments	160	155
Total	7,183	7,270

Note 12. Inventories
The detail of inventories of the Telefónica Group at June 30, 2021 and December 31, 2020 is as follows:

Millions of euros	06/30/2021	12/31/2020
Audiovisual rights, handsets and other inventories	1,568	1,762
Inventories impairment provision	(45)	(44)
Inventories	1,523	1,718

Telefónica, S.A. 36

Condensed Consolidated Interim Financial Statements 2021

Note 13. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at June 30, 2021 and December 31, 2020 is as follows:

Millions of euros	06/30/2021	12/31/2020
Receivables (Note 14)	6,506	6,220
Trade receivables	8,585	8,334
Impairment of trade receivables	(2,552)	(2,549)
Receivables from associates and joint ventures (Note 8)	134	25
Other receivables	339	410
Other current assets	1,531	1,303
Contractual assets	101	104
Capitalized costs	605	580
Prepayments	825	619
Total	8,037	7,523
In the first half of 2021 the impact of impairment of trade receivables in the consolidated income statement (see Note 22) amounted to 346 million euros, lower than 514 million euros registered in the first half of 2020, affected by the most significant impacts of the COVID-19 pandemic in 2020 (mainly Telefónica Hispam).
The detail of the age of the accounts receivable balances from customers and their corrections for impairment at June 30, 2021 and December 31, 2020 is as follows:

	06/30/2021
Millions of euros	Trade receivables	Impairment
Trade receivables pending billing	2,377	(24)
Amount not overdue invoiced	2,638	(117)
Less than 90 days	823	(136)
Between 90 and 180 days	351	(135)
Between 180 and 360 days	420	(327)
More than 360 days	1,976	(1,813)
Total	8,585	(2,552)

	12/31/2020
Millions of euros	Trade receivables	Impairment
Trade receivables pending billing	2,098	(15)
Amount not overdue invoiced	2,538	(117)
Less than 90 days	903	(126)
Between 90 and 180 days	350	(146)
Between 180 and 360 days	474	(326)
More than 360 days	1,971	(1,819)
Total	8,334	(2,549)

Telefónica, S.A. 37

Condensed Consolidated Interim Financial Statements 2021

Note 14. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at June 30, 2021 and December 31, 2020 is as follows:

June 30, 2021
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 11)	590	—	134	467	2,439	425	3,205	—	2,813	6,443	6,443
Investments	55	—	—	467	—	416	106	—	—	522	522
Credits and other financial assets	9	—	—	—	—	9	—	—	633	642	642
Deposits and guarantees	—	—	—	—	—	—	—	—	1,819	1,819	1,819
Derivative instruments	526	—	—	—	2,439	—	2,965	—	—	2,965	2,965
Trade receivables	—	—	134	—	—	—	134	—	479	613	478
Trade receivables for subleases	—	—	—	—	—	—	—	—	17	17	17
Impairment of trade receivables	—	—	—	—	—	—	—	—	(135)	(135)	—
Current financial assets	246	—	721	—	674	130	1,511	—	22,125	23,766	23,766
Trade receivables (Note 13)	—	—	721	—	—	—	721	—	8,337	9,058	6,506
Impairment of trade receivables (Note 13)	—	—	—	—	—	—	—	—	(2,552)	(2,552)	—
Other current financial assets	246	—	—	—	674	130	790	—	1,818	2,738	2,738
Cash and cash equivalents	—	—	—	—	—	—	—	—	14,522	14,522	14,522
Total financial assets	836	—	855	467	3,113	555	4,716	—	24,938	30,209	30,209

At June 30, 2021, there were deposits related to the collateral guarantees on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 1,159 million euros of which 834 million euros cross currency swap (1,076 million euros at December 31, 2020 that included 716 million euros related to cross currency swap).

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Condensed Consolidated Interim Financial Statements 2021

In addition, 152,508 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 154 million euros (206,919 bonds for a nominal amount of 194 million euros at December 31, 2020).
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

December 31, 2020
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 11)	750	—	157	424	2,958	359	3,930	—	2,350	6,639	6,639
Investments	33	—	—	424	—	350	107	—	—	457	457
Credits and other financial assets	9	—	—	—	—	9	—	—	430	439	439
Deposits and guarantees	—	—	—	—	—	—	—	—	1,633	1,633	1,633
Derivative instruments	708	—	—	—	2,958	—	3,666	—	—	3,666	3,666
Trade receivables	—	—	157	—	—	—	157	—	394	551	429
Trade receivables for subleases	—	—	—	—	—	—	—	—	15	15	15
Impairment of trade receivables	—	—	—	—	—	—	—	—	(122)	(122)	—
Current financial assets	524	—	588	—	827	130	1,809	—	12,380	14,319	14,319
Trade receivables (Note 13)	1	—	587	—	—	—	588	—	8,181	8,769	6,220
Impairment of trade receivables (Note 13)	—	—	—	—	—	—	—	—	(2,549)	(2,549)	—
Other current financial assets	523	—	1	—	827	130	1,221	—	1,144	2,495	2,495
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,604	5,604	5,604
Total financial assets	1,274	—	745	424	3,785	489	5,739	—	14,730	20,958	20,958

Telefónica, S.A. 39

Condensed Consolidated Interim Financial Statements 2021

Note 15. Financial liabilities
The composition of issues, loans and other payables, and derivative instruments, by category at June 30, 2021 and December 31, 2020 is as follows:

June 30, 2021
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	38,198	38,198	42,910
Loans and other payables	—	—	—	—	—	—	4,178	4,178	4,189
Derivative instruments (Note 16)	914	—	2,363	18	3,259	—	—	3,277	3,277
Total	914	—	2,363	18	3,259	—	42,376	45,653	50,376

December 31, 2020
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	41,022	41,022	46,624
Loans and other payables	—	—	—	—	—	—	4,535	4,535	4,595
Derivative instruments (Note 16)	1,208	—	3,655	4	4,859	—	—	4,863	4,863
Total	1,208	—	3,655	4	4,859	—	45,557	50,420	56,082
(1) Level 1; Quoted prices; Level 2: Other directly observable market inputs; Level 3: inputs not based on observable market data.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at June 30, 2021 and December 31, 2020 as a result of fair value interest rate and exchange rate hedges.
The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2020.
Net financial debt as of June 30, 2021 includes a positive value of the derivatives portfolio for a net amount of 468 million euros (Note 16). In this amount, a negative value of 284 million euros is due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 13 million euros and a negative value of 557 million euros due to hedges at December 31, 2020).
The Group entered into agreements to extend payment terms with various suppliers, or with factoring companies when such payments are discounted. The corresponding amount pending payment is recognized in “Loans and other payables” (73 million euros as of June 30, 2021 and 59 million euros as of December 31, 2020). The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow amounted to 124 million euros (231 million euros in the first half of 2020) and included the payments related to financed spectrum licenses amounting to 55 million euros (55 million euros in the same period of 2020) and payments to suppliers or with factoring companies with extended terms amounting to 69 million euros (176 million euros in the first half of 2020).
As of June 30, 2021, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 12,741 million euros (of which 11,872 million euros maturing in more than twelve months).

Telefónica, S.A. 40

Condensed Consolidated Interim Financial Statements 2021

The description of the main issues or redemptions in the first half of 2021 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (millions euros)	Interest rate	Listing Market
Telefónica Móviles Chile, S.A.	CL0002672179	Issue	Bond	04/15/2021	90,000	CLP	104	3.600%	Santiago de Chile
Telefónica Emisiones, S.A.U.	US87938WAP86	Redemption	Bond	02/16/21	(1,500)	USD	(1,234)	5.462%	New York
Telefónica Emisiones, S.A.U.	XS0907289978	Redemption (1)	Bond	03/26/21	(872)	EUR	(872)	3.961%	Dublin
Telefónica Participaciones, S.A.U.	XS1377251423	Redemption	Bond	03/09/21	(600)	EUR	(600)	—	Dublin
Telefónica Brasil S.A	BRVIVTDBS069	Redemption (2)	Debentures	02/08/21	(1,000)	BRL	(155)	108.25% CDI	Sao Paulo
Telefónica Germany GmbH & Co. OHG	XS1025752293	Redemption	Bond	02/10/21	(500)	EUR	(500)	2.375%	Luxembourg
Telefónica, S.A.	various	Issue	Promissory Note	various	24	EUR	24	(0.423%)	n/a
Telefónica, S.A.	various	Redemption	Promissory Note	various	(269)	EUR	(269)	(0.095%)	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	3,737	EUR	3,737	(0.449%)	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(3,015)	EUR	(3,015)	(0.407%)	n/a
(1) On May 22, 2020 there was a repurchase for EUR 128 millions and on March 26, 2021 there was a redemption for EUR 872 millions of its EUR 1,000 million bond.
(2) On February 8, 2021 there was an early redemption for BRL 1,000 million of the debentures issued on February 8, 2017 for a total amount of BRL 2,000 million and originally scheduled to mature in 2022.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

Telefónica, S.A. 41

Condensed Consolidated Interim Financial Statements 2021

Interest-bearing debt arranged in the first half of 2021 includes mainly the following:

Description	Limit 06/30/2021 (million euros)	Currency	Outstanding balance 06/30/2021 (million euros)	Arrangement date	Maturity date	Drawndown January-June 2021 (million euros)	Repayment January-June 2021 (million euros)
Telefónica, S.A.
Bilateral loan (1)	—	EUR	—	11/8/19	06/14/21	—	150
Bilateral loan (2)	—	EUR	—	03/26/21	06/28/21	200	200
Syndicated (3)	5,500	EUR	—	03/15/18	03/15/26	—	—
Telefónica Germany GmbH & Co. OHG
Financing (Tranche 1)	—	EUR	300	12/18/19	06/18/29	300	—
Colombia Telecomunicaciones S.A. E.S.P.
Syndicated (4)	—	USD	71	03/18/20	03/18/25	—	139
T. Móviles Chile, S.A.
Syndicated	—	USD	—	04/15/16	04/15/21	—	—
(1) On June 14, 2021 there was an early repayment for EUR 150 million of the bilateral loan originally scheduled to mature in 2030.
(2) On June 28, 2021 there was an early repayment for EUR 200 million of the bilateral loan originally scheduled to mature in 2022.
(3) On March 15, 2021 there was a maturity extension of the syndicated loan for EUR 5,500 million originally scheduled to mature in 2025 .
(4) On March 12, 2021there was an early repayment for USD 100 million, therefore the outstanding amount was from USD 250 million to USD 150 million. On May 12, 2021 and on June 28, 2021 there was an early repayment for USD 12.5 million and USD 53 million, respectively. Therefore the outstanding amount was from USD 150 million to USD 84.5 million.
Note 16. Derivative financial instruments
The net position of the derivatives arranged of the Telefónica Group at June 30, 2021 and December 31, 2020 is as follows:

Millions of euros	30/6/2021	31/12/2020
Non-current asset derivatives (Note 11)	2,965	3,666
Current asset derivatives	780	1,210
Non-current liability derivatives (Note 15)	(2,445)	(4,168)
Current liability derivatives (Note 15)	(832)	(695)
Net asset position	468	13
The variation in the first half of 2021 represents an increase of 455 million euros of asset mainly due to the increase in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.

Telefónica, S.A. 42

Condensed Consolidated Interim Financial Statements 2021

Note 17. Payables and other non-current liabilities
The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at June 30, 2021 and December 31, 2020 is as follows:

Millions of euros	06/30/2021	12/31/2020
Payables	1,737	1,452
Trade payables	165	101
Debt for spectrum acquisition	1,180	1,195
Other payables	392	156
Other non-current liabilities	1,133	1,109
Contractual liabilities	795	762
Deferred revenue	178	193
Tax payables	160	154
Total	2,870	2,561

Note 18. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at June 30, 2021 and December 31, 2020 is as follows:

Millions of euros	06/30/2021	12/31/2020
Payables	10,074	9,626
Trade payables	6,244	5,913
Payables to suppliers of property, plant and equipment	2,227	2,428
Debt for spectrum acquisition	143	178
Other payables	1,060	881
Dividends pending payment	348	215
Payables to associates and joint ventures (Note 8)	52	11
Other current liabilities	1,213	1,286
Contractual liabilities	884	976
Deferred revenue	105	93
Advances received	224	217
Total	11,287	10,912

Telefónica, S.A. 43

Condensed Consolidated Interim Financial Statements 2021

Note 19. Provisions
The detail of provisions at June 30, 2021 and December 31, 2020 is as follows:

	30/06/2021			12/31/2020
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	889	4,574	5,463	930	4,960	5,890
Termination plans	270	420	690	306	479	785
Post-employment defined benefit plans	8	472	480	8	484	492
Other benefits	611	3,682	4,293	616	3,997	4,613
Desmantling of assets	29	542	571	32	645	677
Other provisions	436	1,766	2,202	342	1,552	1,894
Total	1,354	6,882	8,236	1,304	7,157	8,461

Note 20. Leases
The movement of rights of use in the first half of 2021 and 2020 is as follows:

Millions of euros	Rights of use
Balance at 12/31/2020	4,982
Additions (*)	977
Amortization	(733)
Disposals	(82)
Translation differences and hyperinflation	134
Transfers and others	1,998
Balance at 06/30/2021	7,276

(*)Total additions of rights of use in the first half of 2021, including the additions corresponding to companies held for sale and sold companies, amounted to 1.428. Additions of rights of use are detailed in Note 4.

Millions of euros	Rights of use
Balance at 12/31/2019	6,939
Additions (*)	674
Amortization	(851)
Disposals	(68)
Translation differences and hyperinflation	(616)
Transfers and others	(664)
Balance at 06/30/2020	5,414

(*)Total additions of rights of use in the first half of 2020, including the additions corresponding to companies held for sale and sold companies, amounted to 720. Additions of rights of use are detailed in Note 4.

"Transfers and others" in the first half of 2021 mainly include the rights of use that the Group had with the companies of Telxius that were sold to ATC (see Note 2), that emerge after the sale, amounting to 2,137 million euros. This was partially offset with the transfers to "Non-current assets held for sale" of the rights of use of Telefónica Germany related with the second phase of the sale agreement with ATC, amounting to 133 million euros (see Note 25).

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The detail by nature of the rights of use at June 30, 2021 and December 31, 2020 is as follows:

Millions of euros	06/30/2021	12/31/2020
Rights of use on land and natural properties	648	762
Rights of use on buildings	3,926	2,819
Rights of use on plant and machinery	2,506	1,238
Other rights of use	196	163
Total	7,276	4,982

The movement of lease liabilities in the first half of 2021 and 2020 is as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2020	5,294
Additions	994
Principal and interests payments	(864)
Disposals	(140)
Accrued interests	110
Translation differences	130
Transfers and others	2,151
Balance at 06/30/2021	7,675

Millions of euros	Lease liabilities
Balance at 12/31/2019	7,726
Additions	701
Principal and interests payments	(923)
Disposals	(86)
Accrued interests	80
Translation differences	(671)
Transfers and others	(644)
Balance at 06/30/2020	5,683
"Transfers and others" in the first half of 2021 mainly include the lease liabilities that the Group had with the companies of Telxius that were sold to ATC (see Note 2), that emerge after the sale, amounting to 2,279 million euros. This was partially offset with the transfers to "Liabilities associated with non-current assets and disposal groups held for sale" of the lease liabilities of Telefónica Germany related with the second phase of the tower sale agreement with ATC, amounting to 126 million euros (see Note 25).

Note 21. Average number of Group employees
The average number of Group employees in the first six months of 2021 and 2020 is as follows:

Average number of employees	January - June 2021	January - June 2020
Males	69,062	70,481
Females	42,428	43,140
Total	111,490	113,621
These figures include the average number of employees of Telefónica United Kingdom amounting to 5,768 people in the first half of 2021 (6,669 people in the same period of 2020) and the average number of employees of the towers divisions of Telxius amounting to 222 and 185 people in the first half of 2021 and 2020, respectively. As explained in Note 2, Telefónica United Kingdom and the telecommunications towers division of Telxius located in Europe are excluded from the scope of consolidation of the Group from June 1, 2021, and the telecommunications towers division of Telxius located in Latin America is excluded from the scope of consolidation of the Group from June 3, 2021.

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Note 22. Other income and Other expenses
Other income
The breakdown of “Other income” is as follows:

Millions of euros	January - June 2021	January - June 2020
Own work capitalized	405	410
Gain on disposal of companies	10,201	—
Gain on disposal of other assets	113	104
Government grants	7	9
Other operating income	149	160
Total	10,875	683
"Gain on disposal of companies" in the first half of 2021 includes mainly the gain from the sale of the towers divisions of Telxius amounting to 5,761 million euros, and the gain generated in the constitution of VMED O2 Ltd amounting to 4,434 million euros (see Note 2).

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	January - June 2021	January - June 2020
Leases included in "Other expenses" (1)	35	48
External services	4,428	4,918
Taxes other than income tax	250	475
Impairment of trade receivables (Note 13)	346	514
Losses on disposal of fixed assets and changes in provisions for fixed assets	25	15
Goodwill impairment (Note 6)	—	109
Other operating expenses	249	202
Total	5,333	6,281
(1) Since the entry into force of IFRS 16, only short term leases and leases of low-value or intangible assets are included.
"Goodwill impairment" in the first half of 2020 corresponded to the impairment loss recognised on the goodwill allocated to Telefónica Argentina (see Note 6).

“Taxes other than income tax” includes the outstanding credits related to the court decisions in favour of Telefónica Brasil which recognized the right to deduct the ICMS from the calculation base of the PIS and COFINS. The impact was 239 million euros reducing "Taxes other than income tax" in the first half of 2021 (see Note 23)

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Note 23. Income tax matters
The deviation in the first six months of 2021 and 2020 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets. The realization of deferred tax assets and liabilities is conditioned, in most of the cases, by the future development of the activities carried out by its companies, the fiscal regulation in the different countries where they operate and strategic decisions to which can be subjected.
As explained below, the corporate income tax of the first half of 2021 is mainly affected by the estimated effect of the closing of the 2014-2017 tax inspection of the tax group in Spain, the update of the provision for tax risks in Peru, and the impact of the change in the corporate income tax rate in Argentina and the United Kingdom.
In Argentina the Law 27,630 of June 16, 2021 of the Corporation Tax established an increase in the nominal tax rate from 30% to 35% with retroactive effect from January 1st, 2021. In addition, on May 24, 2021 a change in the nominal tax rate from 19% to 25% was substantially enacted in the United Kingdom, which will begin to apply on April 1st, 2023. As a result of these changes in tax rates, there was an increase of deferred tax liabilities, with a counterpart in income tax, amounting to 111 million euros.
Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	06/30/2021	12/31/2020
Tax credits for loss carryforwards	2,618	2,741
Unused tax deductions	1,254	1,448
Deferred tax assets for temporary differences	1,875	2,227
Total deferred tax assets	5,747	6,416
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. As a result of the crisis caused by the COVID-19 pandemic, at 30 June 2020 the assumptions made and the estimate of the realisation of deferred tax assets were reassessed and it was concluded that there was no need to reverse any of the amounts recognised in the Consolidated Financial Statement.

Tax payables and receivables
Current tax payables and receivables at June 30, 2021 and December 31, 2020 are as follows:

Millions of euros	06/30/2021	12/31/2020
Current income taxes payable	1,019	813
Indirect taxes payable	410	380
Other current income taxes payable	660	539
Total	2,089	1,732

Millions of euros	06/30/2021	12/31/2020
Current income taxes receivable	407	334
Indirect taxes receivable	860	484
Other current income taxes receivable	92	84
Total	1,359	902

On May 13, 2021 the Supreme Court of Brazil concluded the judgment of one of the most important tax disputes in Brazil, related to the exclusion of the ICMS tax (a tax similar to VAT, levied on telecommunications services) in the PIS/COFINS (Contribuição para Financiamento da Seguridade Social) tax base. The decision has effect from March 15, 2017, except in judgments presented before this date. Taking into account this Judgment and that all the claims of Telefónica Brasil had been filed before March 15, 2017, 2,122 million Brazilian reals (equivalent to 357 million euros at the closing exchange rate as of June 30, 2021) have been registered in "Long-term receivables for indirect taxes" at June 30, 2021. The impact in the consolidated income statement of the first half of 2021 amounts to 1,549 million Brazilian reals (equivalent to 239 million euros at the average exchange rate for the semester) reducing "Taxes other than income tax" within "Other expenses" (see Note 22), and to 573 million Brazilian reals (equivalent to 88 million euros at the average exchange rate for the semester) in "Finance income".

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Inspections of the tax group in Spain
As of June 30, 2021, the Company has made its best estimation of the 2014-2017 tax inspection accounting effect whose closing is expected to take place in the second half of 2021. The estimated impact is a tax expense of 379 million euros, mainly due to the tax treatment of the exchange differences generated for assets denominated in Venezuelan bolivares. However, no significant cash out is expected since the Group has tax credits, the use of which is considered in the estimation, and that would mainly offset this impact.
Tax litigation in Telefónica del Perú
On February 23, 2021 Telefónica del Perú was notified electronically of the Judgment of the Constitutional Court in relation with the second of the judicial appeals filed against the aforementioned default interests applicable in the administrative phase. The Judgment considered inadmissible the calculation of default interest in the administrative phase for the time exceeded in resolving on what is established in the Law. On the first half of 2021 and once the annulment appeals were presented, again favorable to the Company, it was possible to quantify the effects on the provision registered and an amount of 477 million Peruvian soles (108 million euros) was reversed for the aforementioned concept of non-applicable default interest.
Subsequently, on June 23, 2021 an unfavorable Judgment was received from the Supreme Court in relation to the positive balance usable in the Corporate Tax declaration for the year 2000, registering therefore for this concept an additional provision in the financial statements as of June 30, 2021, amounting to 939 million Peruvian soles (209 million euros).
The balance of the provision as of June 30, 2021, including accrued interests and the aforementioned impacts, amounts to 2,895 million Peruvian soles, equivalent to 631 million euros at the exchange rate of June 30, 2021 (2,407 million Peruvian soles as of December 31st, 2020, equivalent to 542 million euros).

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Note 24. Other information
Litigation
With regard to ongoing litigation, the main developments in litigation reported in Note 29.a) to the consolidated annual financial statements for the year ended December 31, 2020, from that date to the date of authorization for issue of these interim financial statements are as follows:
ICSID Arbitration Telefónica, S.A. vs Republic of Peru
On February 5, 2021, Telefónica, S.A. filed a request for arbitration against the Republic of Peru at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on March 12, 2021.
Telefónica's request for arbitration bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica's claim argued that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies fail to comply with the obligations established in the APRPI, including arbitrary and discriminatory actions.
It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.
In an early procedural situation, the Arbitration Court is currently being constituted.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
After the hearing held in April 2021, it was established on July 27, 2021 for closing argument hearing.

Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the Personal Mobile Service
In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL (National Telecommunications Agency of Brazil) regarding the Company's income that must be considered to calculate the payment of the amounts caused by the renewal of radio frequencies in Brazil associated with the provision of the Personal Mobile Service, granted to Telefónica Brasil for a period of fifteen years.

According to ANATEL the renewals, that must be done every two years, would be charged with a 2% based on the calculation of all income from the Personal Mobile Service, while Telefónica Brasil understands that the calculation must be made on the income of the voice service, which would exclude data service and interconnection revenues that should not be considered in the calculation of the charge.
In February 2020, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed.
In June 2021 the amount of the litigation was 762 million Brazilian reais (128 million euros).
Other proceedings
As of the date, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

Commitments
The main developments with regard to commitments and information reported in this connection in Note 29.c) to the consolidated financial statements for the year ended December 31, 2010, from that date to the date of authorization for issue of these interim financial statements are as follows:
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 31, 2021 and amendment of the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was subscribed. By virtue of this amendment the term may be extended for those adhered companies that decide to extend their services beyond the initial term.
Agreements for the sale by Telxius of its telecommunications tower divisions in Europe and Latin America
On June 1 and 3, 2021 respectively, the sales of the telecommunication towers divisions located in Europe (Spain and Germany) and Latin America (Brazil, Peru, Chile and Argentina) took place. The transfer to American Tower International, Inc of the towers that Telxius Telecom, S.A. agreed to acquire from Telefónica Deutschland in the second phase under the agreement signed on June 8, 2020, will take place on August 2021.
50:50 JV with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a 50:50 joint venture with Liberty Global plc ("Liberty Global") (the

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"Joint Venture"). The terms of the Joint Venture are agreed pursuant to a contribution agreement dated May 7, 2020 between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity named VMED O2 UK Limited (as amended, the "Contribution Agreement" and “VMO2”, respectively).
After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. As of such date, Telefónica and Liberty Global each holds an equal number of shares in VMO2, after: (i) Telefónica having contributed to VMO2 its O2 mobile business in the United Kingdom; and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMO2.
The corporate governance of the Joint Venture is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on the closing date of the transaction (the "Shareholders' Agreement"). The Shareholders' Agreement provides that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of the Joint Venture, contains provisions regulating the management of the Joint Venture, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and customary non-solicitation, non-compete and information sharing provisions. Likewise, the Shareholders' Agreement provides that each of Telefónica or Liberty Global will have the right to initiate an initial public offering of the Joint Venture after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the initial public offering on a pro rata basis. The Shareholders’ Agreement also includes general restrictions on transfers of interests in the Joint Venture until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After that moment, any of the shareholders may send a notice to the other shareholder to initiate an IPO process as set forth in the Shareholders’ Agreement, and after the fifth (5th) anniversary of the closing of the transaction, each shareholder will be able to initiate a sale of its stake in the Joint Venture to a third party in accordance with certain drag procedures, subject to a right of first offer in favour of the other shareholder.
Additionally, as part of the deal, the parties agreed that the Telefonica Group will provide or continue to provide certain services, in both transitional or ongoing basis (the “Joint Venture Services”) and have granted certain trademark license agreements to the Joint Venture (the “Joint Venture Trademark Licenses”).
Pursuant to the terms of the Joint Venture Services agreements, transitional services shall be provided for a term from 7 to 24 months while the ongoing services will be provided for a period of two to six years, depending on the service. The Joint Venture Services provided by the Telefonica Group consist primarily of technology and telecommunication services that will be used by or will otherwise benefit the VMED O2 JV. Additionally to the Joint Venture Services, the mobile operators of the Telefonica Group and the Joint Venture will maintain their roaming commercial relationships in order to reciprocally provide roaming services for the respective customers.
Pursuant to the Joint Venture Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 Brand Rights to the Joint Venture.
In addition, at the date of closing of this transaction, Telefónica UK Limited entered into a recovery plan together with the trustee of the Telefonica UK pension plan. Such recovery plan and the Contribution Agreement set forth the obligation by Telefónica UK Limited to carry out certain payments during 2021 and 2022 in respect of agreed deficit-repair pension contributions due to the Telefonica UK Pension Plan (see note 2).

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Note 25. Operations held for sale
The detail of non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale at June 30, 2021 and December 31, 2020 are as follows:

Millions of euros	06/30/2021	12/31/2020
Telefónica United Kingdom	—	13,053
Telecommunication towers divisions	430	1,912
Telefónica de Costa Rica	457	420
Telefónica Brasil	74	—
Telefónica Chile	351	—
Telefónica Spain	72	—
Other assets	33	28
Non-current assets and disposal groups classified as held for sale	1,417	15,413
Telefónica United Kingdom	—	3,704
Telecommunication towers divisions	171	866
Telefónica de Costa Rica	222	221
Other liabilities	2	—
Liabilities associated with non-current assets held for sale	395	4,791

Telefónica United Kingdom
On May 7, 2020, Telefónica has reached an agreement with Liberty Global plc to combine their operating businesses in the UK into a 50-50 joint venture.
On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction has been carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd (see note 2), and as such it is registered by the equity method (see note 8).
Telecommunication towers divisions
On January 13, 2021 Telxius Telecom, S.A. (Telefónica subsidiary), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe and in Latin America (see note 2).
On June 1, 2021, once the relevant regulatory approvals had been obtained in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out, with Telxius receiving payment of 6,185 million euros.
On June 3, 2021, the closing of the sale of the telecommunication towers division located in Latin America (Brasil, Perú, Chile and Argentina) was carried out, with Telxius receiving payment of approximately 909 million euros.
The agreement between Telxius Telecom and ATC (see Note 2), included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, including the towers acquired in the first phase on September 1, 2020 (therefore sold to ATC on June 1, 2021) and the towers that will be acquired in the second phase by August 2021.
FiBrasil
On March 2, 2021 Telefónica Brasil, S.A. and Telefónica Infra, S.L., reached an agreement with Caisse de dépôt et placement du Québec for the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, through a joint venture called FiBrasil Infraestrutura e Fibra Ótica S.A. ("FiBrasil"). The transaction was closed on July 2, 2021 (see note 26). Telefónica Brasil, S.A. will contribute approximately 1.6 million real estate units passed by FTTH fiber.
Infraco
On February 22, 2021 Telefónica Chile, S.A. reached an agreement to sell 60% of the shares of InfraCo, SpA. The contract provides selling over two million real estate units passed by FTTH fiber from Telefónica Chile to InfraCo. On July 1, 2021 the transaction was closed (see note 26).
Data centers in Spain and Chile
On May 7, 2021, Asterion Industrial Partners ("Asterion") and Telefónica Infra, reached an agreement for the contribution to Nabiax (a subsidiary of Asterion) of four data centers owned by Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra would receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021 (see note 26).

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The detail of non-current assets held for sale and liabilities associated to non-current assets held for sale of Telefónica de Costa Rica, Telefónica Germany (towers) and Telefónica Chile at June 30, 2021 is as follows:

Million euros	Telefónica de Costa Rica	Telecommunication towers divisions	Telefónica Chile
Non-current assets	370	430	319
Intangible assets	67	—	—
Goodwill	—	171	145
Property, plant and equipment	114	124	174
Rights of use	137	133	—
Financial assets and other non-current assets	20	2	—
Deferred tax assets	32	—	—
Current assets	87	—	32
Inventories	6	—	—
Receivables and other current assets	71	—	32
Tax receivables	3	—	—
Cash and cash equivalents	7	—	—
Non-current liabilities	163	146	—
Non-current lease liabilities	79	101	—
Payables and other non-current liabilities	—	1	—
Deferred tax liabilities	80	—	—
Non-current provisions	4	44	—
Current liabilities	59	25	—
Current lease liabilities	16	25	—
Payables and other current liabilities	32	—	—
Current tax payables	11	—	—

Note 26. Events after the reporting period
The following events regarding the Telefónica Group took place between the reporting date and July 28, 2021:
Financing
•On July 2, 2021 Telefónica Emisiones, S.A.U., issued a notice of redemption with respect to its USD 750 million notes, guaranteed by Telefónica, S.A., with a coupon of 4.570% and due in 2023. The notes will be redeemed on August 2, 2021.
•In June and July 2021, Telefónica Emisiones, S.A.U. announced a repurchase offer on the following outstanding securities: (i) EUR 1,400 million at 0.75% of the April 2022 instruments; (ii) EUR 1,250 million at 2,242% of the May 2022 instruments; (iii) EUR 1,500 million at 3.987% of the instruments of January 2023; (iv) EUR 1,250 to 1,528% of instruments from January 2025; (v) EUR 1,000 million at 1,495% of the instruments of September 2025 and/or (vi) EUR 1,350 million at 1.460% of the instruments of April 2026, together the values mentioned in sections (i) to (vi) , the "EMTN Instruments". In addition, Telefónica Europe, B.V. announced a repurchase offer on the issue called "EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities" the "Hybrid Instruments". Both issuers accepted the cash purchase of all the securities that participated in the repurchase offer for an aggregate nominal amount of EUR 838.6 million, in the case of EMTN Instruments, and EUR 114.9 million in the case of Instruments Hybrids. The buyback was settled on July 12, 2021.
•On July 6, 2021 Colombia Telecomunicaciones S.A. E.S.P. signed a sustainability linked bilateral loan for COP 500,000 million and maturing in 2025.
•On July 14, 2021 Telefónica Germany GmbH & Co. OHG drawdown EUR 150 million of its European

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investment bank financing (Tranche B) signed on January 14, 2020.
FiBrasil Investment Agreement
On March 2, 2021 Telefónica Brasil, S.A. ("Vivo") and Telefónica Infra, S.L., the infrastructure unit of Telefónica Group ("T. Infra"), reached an agreement with Caisse de dépôt et placement du Québec ("CDPQ") for the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, in medium-sized cities outside the State of São Paulo, through a joint venture called FiBrasil Infraestrutura e Fibra Ótica S.A. ("FiBrasil"). Once the relevant authorizations were obtained, the transaction was closed on July 2, 2021. Grupo Telefónica and CDPQ will each own a 50% stake in FiBrasil, under a co-control governance model. Grupo Telefónica's stake is distributed equally between Vivo and T. Infra.
The economic terms of the transaction include a total investment by CDPQ amounting to 1.8 billion reais (approximately 267 million euros at the exchange rate at the date of the agreement), including payments to Vivo and FiBrasil for 50% of FiBrasil's equity, as well as certain payments made by T. Infra in equivalent economic terms for 25% of FiBrasil. CDPQ's equity contributions, together with external financing to be obtained by FiBrasil, will provide the funds necessary to undertake FiBrasil's business plan and achieve its deployment targets.
Vivo is FiBrasil's first wholesale customer, with a 10-year contract, but, as a wholesale neutral operator, FiBrasil will provide access to its network to other telecommunications companies.
Sale by Telefónica Chile, S.A. of 60% of the shares of InfraCo, SpA.
On July 1, 2021, the transaction regarding the stock purchase agreement entered into between Telefónica Chile, S.A. (“Telefónica Chile”) and KKR Alameda Aggregator L.P. for the sale of 60% of the shares of InfraCo, SpA (“InfraCo”) was completed.
The transaction values InfraCo at approximately 1,000 million dollars (approximately 850 million euros).
Agreement on fiber assets in Colombia
On July 16, 2021 Colombia Telecomunicaciones S.A. ESP BIC (“Telefónica Colombia”) entered into a sale and purchase agreement on certain fiber assets owned by Telefónica Colombia with a Colombian company controlled by Kohlberg Kravis Roberts - KKR (“InfraCo”). Telefónica Colombia will receive, as consideration, 0.2 billion dollars and 40% of the shares of a Spanish company controlled by KKR (“HoldCo”), which will be the sole shareholder of InfraCo.
Likewise, as part of the transaction, certain agreements will be signed for the provision of wholesale connectivity services by InfraCo to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services.
The transaction is subject to obtaining the corresponding regulatory authorizations.
Nabiax Investment Agreement
On May 7, 2021, Asterion Industrial Partners ("Asterion") and Telefónica Infra, the infrastructure unit of Telefónica Group ("T. Infra"), reached an agreement for the contribution to Nabiax (a subsidiary of Asterion) of four data centers owned by Telefónica Group (two of them located in Spain and two in Chile). Nabiax is a colocation and housing services provider and operates eleven data centers sold by Telefónica. In exchange for the contribution of these four data centers, T. Infra would receive a 20% equity stake in Nabiax.
Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange at this stage a 13.94% stake in Nabiax. The agreement is complemented by the signing of a contract for the provision of housing services under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
The fulfillment of the conditions related to the contribution of the two data centers located in Chile is expected to occur at the beginning of 2022. By the time that contribution is executed, T. Infra's stake in Nabiax will reach 20%. In this case, the contribution will also be complemented by the signing of a contract for the provision of housing services on similar terms to those indicated for the centers located in Spain.
Spectrum auction in Spain
On July 21, 2021, Telefónica Móviles España. S.A.U. (“Telefónica España”) obtained 1 block of 2x10 MHz in the paired band of 700MHz, in the auction held by the Ministry of Economic Affairs and Digital Transformation.
The investment commitment by Telefónica España for these new frequencies is 310 million euros.

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Note 27. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I. Changes in the consolidation scope
The main changes in the consolidation scope taking place in the first half of 2021 were as follows:
VMED O2 UK Ltd
On 1 June 2021, following the agreement reached between Telefónica and Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK, after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the JV called VMED O2 UK Ltd (see Note 8).
Telxius Group
On 1 June 2021, following the agreement reached between Telxius Telecom, S.A and American Tower International, Inc for the sale of Telxius telecommunications towers division and once obtaining the relevant regulatory approvals in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out.
Subsequently, on 3 June 2021, in relation to the above agreement, the closing of the sale of the telecommunication towers division located in Latin America (Brazil, Peru, Chile and Argentina) was carried out.

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Appendix II. Key regulatory issues
The main developments with regard to the key regulatory issues and the information reported in Appendix VI of the consolidated financial statements for the year ended December 31, 2020, from that date to the date of authorization for issue of these interim financial statements are as follows:

European Union

In December 2020, the European Commission adopted a new Cybersecurity Package, that included (1) a new EU Cybersecurity Strategy to make physical and digital critical entities more resilient, (2) a Proposal for a Directive on measures for high common level of cybersecurity across the Union, repealing the current NIS Directive, and (3) a Proposal for a Directive on the resilience of critical entities to review the current Directive 2008/14/EC on European Critical Infrastructures.

Current roaming regulation expires in June 30, 2022, hence on February 24, 2021, the European Commission adopted a proposal for the review and extension of such regulation. The new regulation is expected coming into force during the first quarter of 2022.

In May 2021, the European Commission approved the Proposal for an Artificial Intelligence Law, that aims to regulate the uses of Artificial Intelligence (AI) in accordance with the rights and freedoms of the Union. Although the adoption process will not be completed before 2023.

In June 2021, the European Commission adopted a new set of Standard Contractual Clauses (SCCs) for International personal data transfers. Companies will have a transitory period of 18 months to review existing contracts based on the current SCCs. For new contracts, these SCCs will be directly applicable. These new SCCs will be used along with European Data Protection Board’s (EDPB) Recommendations on supplementary measures, also adopted in June. Furthermore, the European Commission has adopted its Adequacy Decisions for the transfer of personal data between the European Union and the UK.

In relation to the establishment of a maximum cap at European level, for both fixed and mobile termination rates (FTRs/MTRs), a European Commission Delegated Act came into force on July 1, 2021. The Delegated Act establishes the glide path for mobile termination rates towards 0,2 euro cents per minute by 2024 and to 0,07 euro cents per minute in the case of fixed rates. The Delegated Act is directly applicable in all Member States.

Spain

On June 17, 2021, CNMC approved a market analysis proposal on the broadband market (1/2020 market) regulation, which was sent to the European Commission and the Spanish Economic Affairs Ministry. It is expected that the new regulatory measure will be approved during the fourth quarter of 2021.

Concerning spectrum, the reorganization procedure of the 3.4-3.8 GHz band has been opened, in order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services. The spectrum auction for the 700 MHz band took place on July 21, 2021. Telefonica was awarded with 2x 10 MHz (see Note 26).

The Economic Ministry has launched a public consultation on the draft Audiovisual Bill, which withdraws the contribution of Telco operators of 0,9% of their operating revenues. The approval of the Bill and the entry into force are expected for the first half of 2022. In addition, a Draft Bill on 5G Cibersecurity was adopted on December 14, 2020. Based on this draft, the operators must carry out an analysis of the level of risk, which will serve as the basis for the creation by the Government of a list in which the suppliers will appear classified by their level of risk (low, medium or high). This analysis will be based on two types of criteria, a technical one (focused on standards, certifications, tests, security audits) and a non-technical one (which takes into account, among other aspects, the possible exposure of suppliers to external interference). Finally, it is expected the adoption of the UNICA programme for the extension of ultrafast broadband in rural areas, included in the Resilience Plan for the third quarter of 2021.

Germany

In May 2021, the German legislator adopted a new Telecommunications Act which aims at transposing the European Code of Electronic Communications (EECC) into German law. The new Telecommunications Act will get into force on December 1, 2021.

The licenses in the bands at 800 MHz and 2.6 GHz and partly in the band at 1.8 GHz will be expiring at the end of 2025. On June 21, 2021, BNetzA published the "Principles and Scenarios for the Provision of 800 MHz, 1.8 GHz and 2.6 GHz Frequencies" for consultation until August 23, 2021. This paper presents five scenarios for the future provision of, in particular, 800 MHz licenses (auction, 800 MHz extension, 800 MHz operator model, combination of elements of auction and extension, invitation to tender).

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On March 12, 2021, the European Commission closed without imposing any fine the formal proceedings initiated against Telefónica Deutschland Group in 2019 for the implementation of the commitment resulting from the merger of Telefónica/E-Plus. Telefónica Deutschland concluded a National Roaming Agreement with 1&1 Drillisch on May 21, 2021.

In relation with the termination rates, BNetzA has replaced the current mobile termination rates resolutions, by the maximum MTRs of the mentioned European Commission Delegated Act, which apply to all German providers of these services.

Perú

In January 2021, Congress approved the Law on Prior Control of Business Concentration Operations, which replaces the one approved in November 2019.

In November 2020, the Ministry of Transport and Communications granted PANGEACO S.A.C. single concession for the provision of public telecommunications services, for a renewable term of 20 years, having signed the respective concession contract. Since April 29, 2021, its main shareholder is Telefónica Hispanoamérica S.A., which has a 99.9% stake in the capital stock; previously it was, in the same terms, Telefónica del Perú S.A.A.

In June 2021, OSIPTEL ended the process started in December 2019, by which it declared Telefónica as an important provider in 10 regional markets with respect to pay TV service.

Also, on March 13, 2021 and June 17, 2021, respectively, OSIPTEL has begun review procedures for the mobile interconnection charge and fixed interconnection charges (fixed termination, local switched transport, LDN switched transport, interconnection and network adaptation).

Colombia

The Communications Regulation Commission issued the Resolution 6928 de 2021 changing the national roaming regulations for incumbent operators that it will be applied until January 2022.

Chile

In June 2021, Telefónica Móviles Chile (TMCH) withdrew the appeal filed against the conditions of the 5G spectrum auction, given that, on February 16, 2021, TMCH acquired 50 MHz in the auction for the 3.5 GHz band.

Mexico

On April 16, 2021, the Federal Telecommunications Institute published a reform on the Federal Telecommunication and Broadcasting Law (LFTyR) to create a National Register of Mobile Telephone Users storing biometrics and personal data (PANAUT). Telefónica México filed an Amparo against the reform on the grounds that it is harmful to the company by imposing obligations such as the disconnection of users for not register them within PANAUT. On July 5, 2021, the guidelines applicable to concessionaires and authorized parties for data traffic management and network administration to provide Internet access services (Net Neutrality) was published and will enter into force on September 3, 2021. According to the guidelines, the concessionaire should report every six months information about their sponsors as well as services supplied.

Regulation on COVID-19

The main developments with regard to the regulatory measures adopted during the Covid-19 pandemic, and the information reported in Appendix VI of the consolidated financial statements for the year ended December 31, 2020, from that date to the date of authorization for issue of these interim financial statements are as follows:
•In Colombia the government imposed the obligation to prohibit the suspension of service due to a debt and payment installments and deferral of payment without surcharges and allow users 200 SMS for free and allow free browsing in 20 URLs defined by the government and imposed an obligation to publish some indicators related to the service quality with an extension until August 31, 2021.
•In Chile, the voluntary agreement with the government to offer a package of minimum connectivity services at a reduced or free price, together with free access to specific platforms (i.e. health, emergencies, education, information) has been extended until December 2021.

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Interim Consolidated Management Report
Telefónica Group
In the first half of 2021, we have restored the Group to solid y-o-y OIBDA growth and delivered two of the most significant steps in our long-term strategy with the completion of our VMED O2 UK joint venture and the sale of our Telxius towers portfolio.

The VMED O2 JV further strengthens our core markets presence through our exposure to the UK’s largest converged player, complementing our leading positions in Spain, Brazil and Germany. Together with the sale of our European and LatAm towers, it generated capital gains of 10.2 billion euros (OIBDA impact).

At the same time, we continued to invest in our long-term growth and profitability, with growth CapEx on our Next Generation Networks representing 50% of total CapEx. Our focus on reducing capital intensity and increasing operational efficiency and digitisation enabled us to deliver this increased investment alongside higher free cash flow generation of 1,613 million euros excluding spectrum payments in the first semester of 2021, up more than 30.9% y-o-y.

These results also demonstrate the company´s progress in building a connected and greener future through digitalization, connecting cities and rural areas, supporting companies of all sizes, and providing digital solutions to common challenges through high-quality, secure and low-carbon connectivity. We see inequality of opportunity as a key issue facing the communities in which we operate and believe it is our collective responsibility to spread the benefits of digitalization.

Telefónica’s total accesses including 100% of VMED O2 UK JV accesses totalled 367.2 million as of June 30, 2021, increasing by 8.9% year-on-year, impacted by the inclusion of Virgin Media accesses which contribute by 5.0 p.p. to year-on-year growth. In organic terms this increase was 3.7%, mainly due to better performance in postpaid accesses in Telefónica Brasil, Telefónica Hispam and Telefónica Germany, due to the lower restrictive measures caused by the pandemic compared to the previous year.

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The below table shows the evolution of Group accesses in the first half of 2021 compared to the first half of 2020:

ACCESSES
Thousands of accesses	June 2020	June 2021	%Reported YoY	%Org YoY
Fixed telephony accesses (1)	29,618.4	31,395.9	6.0%	(8.1%)
Broadband	20,321.9	25,662.6	26.3%	0.1%
UBB	14,625.2	21,481.7	46.9%	7.7%
FTTH	8,950.3	11,142.7	24.5%	24.5%
Mobile accesses	256,201.7	274,917.0	7.3%	6.0%
Prepay	126,134.2	131,764.2	4.5%	4.3%
Contract	105,792.9	114,988.2	8.7%	5.6%
IoT	24,274.6	28,164.6	16.0%	16.0%
Pay TV	8,243.3	11,258.2	36.6%	(4.9%)
Retail Accesses	314,709.0	343,474.8	9.1%	3.6%
Wholesale Accesses	22,555.0	23,747.4	5.3%	5.3%
Fixed wholesale accesses	3,753.1	3,679.6	(2.0%)	(2.0%)
FTTH wholesale accesses	2,368.0	2,808.6	18.6%	18.6%
Mobile wholesale accesses	18,801.8	20,067.8	6.7%	6.7%
Total Accesses (2)	337,264.0	367,222.2	8.9%	3.7%

Notes:
-Organic growth includes 100% of VMED O2 UK JV accesses in both years.
(1) Includes fixed wireless and VoIP accesses.
(2) June 2020 accesses figures of Telefónica de España has been refreshed* to better reflect a closer to reality performance eliminating the effect of the bad debt disconnections deferment established during the state of alarm. *Refresh: -7 thousand in both, convergence and FBB net adds (-5 thousand of fibre).

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The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained below. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

Contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	VMED O2 UK
Fixed telephony accesses	6.0%	(8.1%)	15.4
Broadband	26.3%	0.1%	26.2
UBB	46.9%	7.7%	36.4
FTTH	24.5%	24.5%	0.0
Mobile accesses	7.3%	6.0%	1.3
Prepay	4.5%	4.3%	0.2
Contract	8.7%	5.6%	2.9
IoT	16.0%	16.0%	0.0
Pay TV	36.6%	(4.9%)	43.5
Retail Accesses	9.1%	3.6%	5.3
Wholesale Accesses	5.3%	5.3%	0.0
Fixed wholesale accesses	(2.0%)	(2.0%)	0.0
FTTH wholesale accesses	18.6%	18.6%	0.0
Mobile wholesale accesses	6.7%	6.7%	0.0
Total Accesses	8.9%	3.7%	5.0

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.
Mobile accesses totalled 274.9 million as of June 30, 2021, up 7.3% compared to same period 2020 impacted by the inclusion of Virgin Media accesses which contribute by 1.3 p.p to year-on-year growth. In organic terms, mobile accesses increased 6.0% due to an increase in postpaid (8.7% in reported terms and 5.6% in organic terms) and prepay (4.5% in reported terms and 4.3% in organic terms). Postpaid accesses weigh 46.6% over mobile accesses (+1.0 p.p in reported terms and +0.3 p.p in organic terms y-o-y).

Fixed broadband accesses stood at 25.7 million at June 30, 2021, up 26.3% year-on-year, impacted by the inclusion of Virgin Media accesses which contribute by 26.2 p.p. to year-on-year growth. In organic terms, fixed broadband accesses increase 0.1% y-o-y. Fiber accesses stood at 11.1 million at June 30, 2021, growing 24.5% compared to June 30, 2020 in both reported and organic terms.

TV accesses totalled 11.3 million as of June 30, 2021, up 36.6% year-on-year impacted by the inclusion of Virgin
Media accesses which contribute by 43.5 p.p to year-on-year growth, decreasing 4.9% in organic terms.

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Consolidated results
In this section, we discuss the variations in the Group’s consolidated income statements for the first half of 2021 and 2020:

	First half				Variation
Consolidated Results	2020		2021		2021 vs 2020
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	21,706	100.0%	20,305	100.0%	(1,401)	(6.5%)
Other income	683	3.1%	10,875	53.6%	10,192	n.m.
Supplies	(6,315)	(29.1%)	(6,217)	(30.6%)	98	(1.5%)
Personnel expenses	(2,718)	(12.5%)	(2,744)	(13.5%)	(26)	0.9%
Other expenses	(6,281)	(28.9%)	(5,333)	(26.3%)	948	(15.1%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	7,075	32.6%	16,886	83.2%	9,811	n.m.
Margin OIBDA	32.6%		83.2%			50.6 p.p.
Depreciation and amortization	(4,951)	(22.8%)	(4,139)	(20.4%)	812	(16.4%)
OPERATING INCOME	2,124	9.8%	12,747	62.8%	10,623	n.m.
Margin OI	9.8%		62.8%			53.0 p.p.
Share of income (loss) of investments accounted for by the equity method	5	0.0%	(68)	(0.3%)	(73)	c.s.
Net financial expense	(749)	(3.5%)	(552)	(2.7%)	197	(26.2%)
PROFIT BEFORE TAX	1,380	6.4%	12,127	59.7%	10,747	n.m.
Corporate income tax	(420)	(1.9%)	(1,200)	(5.9%)	(780)	n.m.
PROFIT FOR THE PERIOD	960	4.4%	10,927	53.8%	9,967	n.m.
Attributable to equity holders of the Parent	831	3.8%	8,629	42.5%	7,798	n.m.
Attributable to non-controlling interests	129	0.6%	2,298	11.3%	2,169	n.m.
c.s.: change of sign
n.m.: not meaningful

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2021/2020 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
•    Foreign exchange effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2020 for the two periods, except for countries with hyperinflactionary economics (Argentina and Venezuela).
Foreign exchange rates had a negative impact on our reported 2021 results compared with the same period of 2020, mainly due to the Brazilian real.
Foreign exchange effects decreased revenue growth by 4.4 percentage points and OIBDA growth by 5.2 percentage points.
•Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter. The main changes are the exclusion from the perimeter of consolidation of Telefónica United Kingdom and the towers divisions of Telxius Group in June, 2021. To exclude these impacts, we have excluded June results of these companies in our 2020 comparative basis. The positive impact of not amortizing the assets of operations held for sale is also excluded.
•Capital gains/losses on sale of companies: the gains obtained or losses incurred from the sale of companies

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have been excluded from calculations of organic variations.
In the first half of 2021 the gains from the constitution of VMED O2 UK (4,434 million euros) and from the sale of the towers divisions of Telxius were excluded (5,761 million euros).
In the first half of 2020 there were no gains or losses from the sale of companies.
•    Restructuring costs: we have excluded the impact related to restructuring processes.
In the first half of 2021, the restructuring costs totaled 159 million euros of impact in OIBDA (6 million euros in the first half of 2020).
•Reported variation of Telefónica Argentina and Telefónica Venezuela: In the organic variation, the reported variation of the operators of countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, these companies' revenues and OIBDA for the first half of 2021 decreased by 98 million euros and 113 million euros.
•Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations. In the first half of 2020, the impairment of goodwill allocated to Telefónica Argentina, amounting to 109 million euros, has been excluded.
•Judicial decision PIS/COFINS: we excluded the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) amounting to 239 million euros with an impact in OIBDA.
•Spectrum acquisitions: in the first half of 2021, we acquired spectrum amounting to 674 million euros, mainly due to Telefónica United Kingdom (515 million euros) and Telefónica Hispanoamérica (135 million euros). In the first half of 2020, there were no spectrum investment.
•Other adjustments: organic variations excluded in the first half of 2021 the following impacts: (i) the provision of contingencies in Telefónica Brasil amounting to 152 million euros with a negative impact in OIBDA, (ii) the impact from the transformation of the operating model of Telefónica México (following AT&T agreement) amounting to 83 million euros in amortization and operating income, and (iii) other adjustments amounting to 5 million euros.
Organic variations excluded in the first half of 2020: (i) the impact of the provisions recorded in Telefónica
Spain to optimize the distribution network amounting to 29 million euros; (ii) the impact from the transformation of the operating model of Telefónica México (following AT&T agreement) amounting to 198 million euros in amortization and operating income; and (iii) other adjustments amounting to 24 million euros.
The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA JUNE 2021	% Reported YoY	% Organic YoY

Revenues	(6.5%)	0.9%
Other income	n.m.	8.3%
Supplies	(1.5%)	4.3%
Personnel expenses	0.9%	1.8%
Other expenses	(15.1%)	(3.2%)
OIBDA	n.m.	1.7%
Depreciation and amortization	(16.4%)	0.4%
Operating income	n.m.	—
CapEx	25.0%	11.2%
OIBDA-CapEx	n.m.	(4.0%)
n.m.: not meaningful

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The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2021	Exchange rate effect	Perimeter changes	Capital gains/losses on sale of companies	Restructuring costs	Reported variation in hyperinflacionary countries	Impairment of goodwill	Judicial decision PIS/COFINS	Spectrum acquisition	Other adjustments
Revenues	(4.4)	(2.4)	—	—	(0.4)	—	—	—	—
Other income	(5.2)	(2.6)	n.m.	—	(0.1)	—	—	—	(0.5)
Supplies	(3.0)	(2.9)	—	—	0.1	—	—	—	—
Personnel expenses	(4.2)	(1.4)	—	5.2	(0.5)	—	—	—	—
Other expenses	(5.2)	(2.4)	—	0.2	(0.6)	(1.7)	(4.6)	—	2.2
OIBDA	(5.2)	(2.5)	n.m.	(2.2)	(0.8)	1.5	4.1	—	(2.0)
Depreciation and amortization	(5.1)	(9.0)	—	—	(0.5)	—	—	—	(2.3)
Operating income	(5.4)	12.6	n.m.	(7.4)	(1.5)	5.1	13.6	—	(1.4)
CapEx	(5.9)	(2.7)	—	—	(1.6)	—	—	24.6	(0.3)
OIBDA-CapEx	(4.7)	(2.4)	n.m.	(3.6)	(0.3)	2.5	6.7	(15.4)	(3.1)
n.m.: not meaningful

Results discussion
Net sales and provided services (revenues), in the first six months of 2021 totaled 20,305 million euros, decreasing in reported terms by 6.5% year on year, negatively impacted by the foreign exchange rates (-4.4 p.p) mainly by the depreciation against the euro of Brazilian real, changes in the consolidation perimeter (-2.4 p.p), mainly due to the operation of Telefónica United Kingdom on June 1. In organic terms, revenues grew 0.9%, mainly as a result of higher revenues in the majority of business lines which offset the decline in revenues in Telefónica United Kingdom and Telefónica Spain.

Other income: mainly included own work capitalized in our fixed assets and profit from the sale of other assets. In the first six months of 2021, other income totaled 10,875 million euros compared to 683 million euros in June 2020, affected by the gains from the operation of Telefónica United Kingdom with Liberty Global plc. to unify business in United Kingdom (4,434 million euros) and the capital gains from the sale from Telxius Torres (5,761 million euros). In organic terms, other income increased 8.3% y-o-y.

The total amount of supplies, personnel expenses and other expenses (principally external services and taxes) was 14,294 million euros in the first half of 2021, down 6.7% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates (-4.1 p.p.) and to changes in the scope of consolidation (-2.4 p.p.). In organic terms, the total amount of supplies, personnel expenses and other expenses increased by 0.8%. The year-on-year variation was significantly affected by the savings in March-June 2020, consequence of COVID-19 pandemic. The evolution of these expenses is explained in greater detail below:

•Supplies amounted to 6,217 million euros in the first half of 2021, down 1.5% year-on-year in reported terms as a result of the impact of foreign exchange rates (-3.0 p.p.) and changes in the scope of consolidation (-2.9 p.p.). In organic terms, supplies increased by 4.3% year-on-year, mainly due to higher TV content costs and higher costs related to IT sales in Telefónica Spain, the effects of the COVID-19 pandemic in March-June 2020 period with lower handset costs due to the lower commercial activity and lower roaming costs.

•Personnel expenses amounted to 2,744 million euros in the first half of 2021, up 0.9% year-on-year in reported terms mainly as a result of the higher restructuring costs (+5.2 p.p), partially offset by the impact of changes in foreign exchange rates (-4.2 p.p.) and changes in the scope of consolidation (-1.4 p.p.). In organic terms, personnel expenses increased by 1.8% year-on-year.

The average headcount was 111,490 employees in the first six months of 2021, down 1.9% compared to the same period of 2020.
•Other expenses amounted to 5,333 million euros in the first half of 2021, down 15.1% year-on-year in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates (-5.2 p.p.), the impact of changes in the scope of consolidation (-2.4 p.p.), the impairment of goodwill and other assets in Telefónica Argentina in the first half of 2020 (-1.7 p.p.) and the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to

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deduct the state on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (-4.6 p.p.). In organic terms, other expenses decreased by 3.2% year-on-year due mainly to the saving measures carried out by the company.

OIBDA totaled 16,886 million euros in the first six months of 2021, compared with 7,075 million euros in the first six months of 2020, strongly impacted by the gains from the operation of Telefónica United Kingdom with Liberty Global plc. to unify business in United Kingdom (4,434 million euros) and the capital gains from the sale from Telxius Torres (5,761 million euros). In organic terms, OIBDA increased by 1.7% year-on-year.

Depreciation and amortization amounted to 4,139 million euros in the first half of 2021, decreasing 16.4% compared to the same period of 2020 in reported terms mainly as a result of the impact of foreign exchange rates (-5.1 p.p.), and lower depreciation and amortization from Telefónica United Kingdom and Telefónica Telxius, due to the classification to groups classified as held for sale, and the amortization in Telefónica Mexico due the transformation in the operational model. In organic terms, depreciation and amortization remain stable (+0.4%).

Operating income in the first six months of 2021, totaled 12,747 million euros, compared with 2,124 million euros in the first six months of 2020, strongly impacted by the gains from the above mentioned sales of companies. Additionally, the increase in operating income was impacted by the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (+13.6 p.p.), changes in the consolidation perimeter (+12.6 p.p.), the impact of accelerated amortization related to the transformation of the operating model of Telefónica México, following the AT&T agreement in 2020 (+5.3 p.p.), impairment in Argentina in 2020 (+5.1 p.p.), all of this partially offsets the negative effects from the negative effects mainly from the provision of contingencies in Telefónica Brasil (-8.7 p.p.), higher restructuring costs (-7.4 p.p.), the foreign exchange rate effects (-5.4 p.p.) and the reported variation of the operators of countries with hyperinflationary economies (-1.5 p.p.). In organic terms, the operating income presents an increase of 4.5% compared with previous year, as a result of higher revenues and cost efficiencies.

Share of profit/loss of investments accounted for by the equity method in the first half of 2021 was negative by 68 million euros (5 million euros in the first half of 2020), impacted by the results of one month of VMED O2 UK.
Net financial expenses amounted to 552 million euros and improved 197 million euros compared to the same period of 2020, mainly due to debt reduction in European currencies, as well as its cost.
Corporate income tax in the first half of 2021 is mainly affected by the impact estimation of the tax inspection closing in Spain, new tax provision in Peru, and the adjustments due to the increase in tax rates in the UK and Argentina. In the first half of 2021, the tax expense totaled 1,200 million euros.

Non-taxable capital gains significantly reduce P&L tax rate.

Profit attributable to non-controlling interests reached 2,298 million euros in the first half of 2021 (129 million euros in the first half of 2020), mainly due to the result attributed to minority interest of Telxius Telecom, which corresponds to the result obtained from the sale of the tower division in Europe and Latin America.
As a result, Profit for the period attributable to equity holders of the Parent in the first half of 2021 amounted to 8,629 million euros (831 million euros in the first half of 2020).
Basic earnings per share totaled 1.51 euros in the first six months of 2021.
CapEx stood at 3,400 million euros in the first half of 2021, increasing 25.0% year on year in reported terms, due to spectrum acquisitions mainly in Telefónica United Kingdom (515 million euros) and Telefónica Chile (135 million euros) and due to Capex cuts in the first half of 2020 related to Covid 19.

OIBDA-CapEx stood at 13,486 million euros in the first half of 2021, compared to 4,354 million euros in the same period of 2020 strongly impacted by the gains from the operation of Telefónica United Kingdom with Liberty Global plc. to unify business in United Kingdom (4,434 million euros) and the capital gains from the sale from Telxius Torres (5,761 million euros).

Working capital consumed 313 million euros in the first half of 2021, mainly impacted by recurrent seasonal effects such as Capex, as well as by the effect associated with the judicial ruling in Brazil (impact in cash generation between 2021 and 2022). It is worth highlighting the execution of factoring measures on accounts receivable and extension of payment terms with suppliers or the factoring firm where those had been discounted. Compared to the first semester of 2020, working capital improved by 608 million euros, mainly due to a different Capex execution, prepayments made in the first quarter 2020 related to the agreement with AT&T in Mexico as

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well as lower restructuring payments in the first half of 2021. This was partially offset by the effects of the court decisions in Brazil, as well as positive impacts in the first half of 2020 (higher collections from asset sales and advanced collections from long-term agreements).

Interest payments for the first semester of 2021 amounted to 777 million euros and decreased 13.4% compared to the same period of previous year, mainly due to debt reduction in European currencies, as well as its cost. The effective cost of the last twelve months stood at 2.69% as of June 30, 2021.
Tax payments in the first half of 2021 amounts to 241 million euros compared to 357 million euros in the same period of 2020, mainly due to extraordinary payments in 2020, partially offset by higher payments in advance in 2021.

Dividends paid to minority shareholders totaled 181 million in the first half of 2021 mainly due to the dividend paid by Telefónica Germany.
As a result, the available free cash flow to remunerate Telefónica, S.A.'s shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility amounted to 910 million euros in the first half of 2021 (1,222 million euros in the same period of 2020).

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Segment results

TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain of the first half of 2021 compared to the first half of 2020:

ACCESSES
Thousands of accesses	June 2020	June 2021	%Reported YoY
Fixed telephony accesses (1)	8,917.6	8,523.4	(4.4%)
Broadband	5,993.4	5,888.6	(1.7%)
FTTH	4,452.0	4,726.7	6.2%
Mobile accesses	18,960.3	18,658.2	(1.6%)
Prepay	1,012.7	806.0	(20.4%)
Contract	15,279.8	15,185.8	(0.6%)
IoT	2,667.7	2,666.4	0.0%
Pay TV	4,054.3	3,801.3	(6.2%)
Retail Accesses	37,936.9	36,881.0	(2.8%)
Wholesale Accesses	3,719.9	3,658.3	(1.7%)
FTTH Wholesale Accesses	2,361.3	2,801.7	18.7%
Total Accesses (2)	41,656.7	40,539.3	(2.7%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) June 2020 accesses figures of Telefónica de España has been refreshed* to better reflect a closer to reality performance eliminating the effect of the bad debt disconnections deferment established during the state of alarm. *Refresh: -7 thousand in both, convergence and FBB net adds (-5 thousand of fibre).

During the first half of 2021, a new Fusion portfolio that includes a 5G smartphone from different brands was launched. The clients will be able to choose depending on the Fusion modality contracted and their needs.
Since the launch of Fusion in 2012, there have been two major milestones, the launch itself, that meant the first convergent offer on the market, and in 2014 the commercial launch of Movistar TV, in all Fusion portfolio, to which the Canal + content was later incorporated in 2015.
With this new Fusion portfolio, Movistar takes a new step responding to customer demands after having deployed the best fiber network in Europe and, in addition, enriching the offer as the recent increase in connection speed to its customers up to 1Gbps.
The investment in the 5G mobile network makes it possible to reach 81% of coverage, and allows the customer to access, from anywhere, to all the contents of fiction and sports. Throughout next semester, Telefonica will continue to expand and strengthen coverage to reach the maximum population, an aspect that will be boosted with the resolution of the 700MHz auction in which Telefónica has been awarded 1 block of 2x10 MHz. Parallel to this deployment, Telefónica has nearly 80 use cases that it has developed in recent years since the 5G Technological Cities project in 2018 was launched, a pioneering initiative in Spain to promote the implementation of 5G. Since then, Telefonica has launched numerous projects to develop the technical possibilities of 5G and the practical application of this new technology with real customers. The result has been use cases in various areas of activity such as Industry 4.0, ehealth, connected car, infrastructure and transport, tourism or media, among others.
Additionally, during the first half of 2021, Telefónica has continued to advance its offer proposals to strengthen its relationship with customers and reach new segments, which are described below:

•Movistar Prosegur Alarmas, the joint venture of Prosegur and Telefónica.

•Movistar Health, online telemedicine service, that reached 41 thousand customers at June 30, 2021, following its launching last October 2020.

•Recent launching of Movistar Música in June 2021, a new music streaming service with more than 50 million songs in its catalogue, without ads and including exclusive content of the artists. The service was first piloted in Latin America and comes with several subscription options. The streaming service is

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available both as a mobile and tablet app and also available on the Movistar Home device.

•Movistar Money, the consumer loan service for Movistar customers, already used by more than 3 million customers, has updated its conditions, by incorporating new features, such as the possibility of requesting up to 5,000 euros (1,000 euros more) and the incorporation of payment protection insurance in the event of an unforeseen event.

Additionally, to highlight the partnership between Telefonica and TikTok and the launching of TikTok Extra on the Movistar+ Living Apps, integrated into Telefónica's TV platform in Spain. The partnership will offer a new digital experience to Movistar Fusion customers.

Telefónica Spain had 40.5 million accesses as of June 30, 2021, -2.7% as compared to June 30, 2020, partly driven by a commercial policy focused on generating value, promoting higher market rationalization by reducing promotional activity, thus, having an impact on commercial activity.

The convergent offer (residential and SMEs) had a customer base of 4.7 million customers, a decrease of 2.2% y-o-y.

Retail fixed accesses totaled 8.5 million and decreased 4.4% as compared to June 30, 2020, with a net loss of 208 thousand accesses in 2021.

Retail broadband accesses totaled 5.9 million (-1.7% y-o-y), with a net loss of 73 thousand accesses during 2021.

Retail fiber (FTTH) accesses reached 4.7 million customers (+6.2% as compared to June 30, 2020), representing 80.3% of total retail broadband customers (+6.0 p.p. y-o-y) with net adds of 113 thousand accesses at June 30, 2021. At June 30, 2021, fiber deployment reached 26.1 million premises, 2.5 million more than at June 30, 2020.

Total retail mobile accesses stood at 18.7 million as of June 30, 2021, a decrease of 1.6% as compared to June 30, 2020 as a result of a decrease in mobile contract accesses (-0.6% y-o-y) and in prepay accesses (-20.4% y-o-y).

Pay TV accesses reached 3.8 million at June 30, 2021, decreasing 6.2% year-on-year.

Wholesale accesses stood at 3.7 million at June 30, 2021, down 1.7% year-on-year, although wholesale fiber accesses (77% of total wholesale accesses at June 30, 2021 compared with 63% at June 30, 2020) were up 18.7% year-on-year.

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The table below shows the evolution of results in Telefónica Spain’s of the first half of 2021 compared to the first half of 2020:

Millions of euros
TELEFÓNICA SPAIN	June 2020	June 2021	% Reported YoY	% Organic YoY (1)
Revenues	6,106	6,095	(0.2%)	(0.2%)
Mobile handset revenues	108	154	42.3%	42.3%
Revenues ex-mobile handset mobile	5,998	5,941	(0.9%)	(0.9%)
Retail	4,916	4,827	(1.8%)	(1.8%)
Wholesale and Other	1,082	1,114	3.0%	3.0%
OIBDA	2,436	2,352	(3.4%)	(4.5%)
Depreciation and amortization	(1,108)	(1,071)	(3.3%)	(3.3%)
Operating income (OI)	1,328	1,281	(3.6%)	(5.5%)
CapEx	649	720	11.0%	7.4%
OIBDA-CapEx	1,787	1,632	(8.7%)	(8.7%)

Notes:.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate the first half of 2021 compared to the first half of 2020 variations in organic terms:
•Optimization of the distribution network: organic variation excluded the impact of the provisions recorded in Telefónica Spain to optimize the distribution network amounting to 29 million euros in the first half of 2020.
•Restructuring costs: we have excluded the impact in the first half of 2020 of restructuring costs amounting to 2 million euros. In the first half of 2021 there were no impact.
•Spectrum acquisition: in the first half of 2021, the impact was 23 million euros. In the first half of 2020, there were no spectrum investment.
The table below shows the first half 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN JUNE 2021	% Reported YoY	% Organic YoY	Optimization Distribution Network	Restructuring costs	Spectrum acquisition
Revenues	(0.2%)	(0.2%)	—	—	—
OIBDA	(3.4%)	(4.5%)	1.2	(0.1)	—
Depreciation and amortization	(3.3%)	(3.3%)	—	—	—
Operating Income (OI)	(3.6%)	(5.5%)	2.2	(0.2)	—
CapEx	11.0%	7.4%	—	—	3.6
OIBDA-CapEx	(8.7%)	(8.7%)	1.6	(0.1)	(1.3)

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Results discussion
Revenues in Telefónica Spain in the first half of 2021 amounted to 6,095 million euros, down 0.2% y-o-y in reported terms. This stable trend, is pushed by handset revenues thanks to the launching of the new Fusion portfolio.

•Retail revenues (4,827 million euros in 2021), decreasing by 1.8% year-on-year in reported terms, reducing the decrease thanks to the strong increase in TI revenues due to the higher demand for digitalization projects.

•Wholesale and other revenues (1,114 million euros in 2021), increasing by 3.0% year-on-year in reported terms, showing the recovery in roaming-in revenues.

OIBDA reached 2,352 million euros in 2021, a year-on-year decrease of 3.4% in reported terms; in organic terms, OIBDA decreased by 4.5% year-on-year.

Depreciation and amortization amounted to 1,071 million euros in 2021, decreasing by 3.3% year-on-year in both reported and organic terms, mainly as a result of a reassessment and adjustment in the useful lives of the copper service network assets.

Operating income amounted to 1,281 million euros in the first half of 2021, a year-on-year decrease of 3.6% in reported terms. The year-on-year decrease was mainly driven by the reversal of a restructuring provision (-0.2 p.p.) and the expenses incurred to optimize the distribution network (+2.2 p.p.), both in 2020. In organic terms, operating income showed a decrease of 5.5% year-on-year, mainly as a result of lower communication revenues and higher costs regarding to the IT development.

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TELEFÓNICA UNITED KINGDOM
Telefónica United Kingdom received the final approval from the Competition & Markets Authority (CMA) on April 2021 for the joint venture between Liberty Global and Telefonica United Kingdom that was completed on 1st June 2021. This chapter refers to the financial results for the period January-May 2021 until the constitution of the joint venture.
Until the moment of the regulatory and legal approvals of the joint venture, Telefónica United Kingdom remained as the favourite telecommunications operator in United Kingdom, also maintain the best NPS and the higher customer loyalty levels in the market .
This section does not include Telefónica United Kingdom accesses at June 2021, as these are included in VMEDO2 section.
The table below shows the evolution of Telefónica United Kingdom´s results of the first half of 2021 compared to the first half of 2020:

Millions of euros
TELEFÓNICA UNITED KINGDOM	June 2020	June 2021	% Reported YoY	% Organic YoY (1)
Revenues	3,370	2,628	(22.0%)	(7.0%)
Mobile Business	3,244	2,533	(21.9%)	(7.2%)
Handset revenues	857	642	(25.1%)	(9.8%)
Fixed Business	126	95	(24.0%)	(1.2%)
OIBDA	1,012	919	(9.1%)	10.0%
Depreciation and amortization	(402)	—	(99.9%)	(1.1%)
Operating income (OI)	610	919	50.7%	26.2%
CapEx	406	933	129.9%	24.1%
OIBDA-CapEx	606	(14)	c.s.	0.5%
c.s.: change of sign
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate the first half of 2021 and 2020 variations in organic terms:
•Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2020 for both years.
•Changes in the scope of consolidation: we have excluded the impact of Telefónica United Kingdom desconsolidation in June, 2021. To make the amount comparable, in 2020 June results are excluded.
•Spectrum acquisition: in the first half of 2021, the impact was 515 million euros. In the first half of 2020, there were no spectrum investment.
The table below shows the first half 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM JUNE 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter changes	Spectrum acquisition
Revenues	(22.0%)	(7.0%)	(0.1)	(16.0)	—
OIBDA	(9.1%)	10.0%	(0.1)	(17.4)	—
Depreciation and amortization	(99.9%)	(1.1%)	0.0	(98.6)	—
Operating Income (OI)	50.7%	26.2%	(0.1)	36.2	—
CapEx	129.9%	24.1%	(0.2)	(17.0)	127.0
OIBDA-CapEx	c.s.	0.5%	0.0	(17.6)	(85.1)

Results discussion
Total revenues in the first half of 2021 amounted to 2,628 million euros, decreasing by 22.0% year-on-year in reported terms. Excluding the change in the scope of consolidation (-16.0 p.p.) and the depreciation of the sterling pound (-0.1 p.p.), total revenues would decreased 7.0% driven by a new lockdown in the United Kingdom and the change in the distribution model as consequence of the end of the contract with Dixons Carphone in March 31, 2020 that changed the revenue assignations.
•Mobile revenues reached 2,533 million euros in the first six months of 2021, decreasing by 21.9% in reported terms, affected by change in the scope of consolidation (-15.8 p.p.) and the depreciation of the pound sterling (-0.1 p.p.). Excluding these impacts, mobile service revenues decreased 7.2% affected by lower handset sales due the commercial shops closure in the first half of the year 2021, lower roaming revenues due to air traffic restrictions and the change in distribution model.

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OIBDA totaled 919 million euros in the first half of 2021, decreasing by 9.1% in reported terms. In organic terms, OIBDA increased +10.0% year-on-year.
Operating income stood at 919 million euros in the first half of 2021, increasing 50.7% in reported terms, due to the impact of the change in the scope of consolidation
(+36.2 p.p.) and the exchange rate effect (-0.1 p.p.). Excluding these impacts, the operating income year-on-year increased 26.2% thanks to a strict control of costs as well as the positive impact of the change in the distribution model.

VIRGIN MEDIA O2 UK
Regulatory approval for the joint venture between Virgin Media and O2 UK was received in May 2021, and the deal was closed on 1st June 2021.
During this time there has been continued commercial momentum underpinned in the value proposition and the continued demand for faster speeds.
New company committed to upgrade the UK through continued network expansion and 5G coverage which is now live in 200 towns and cities while continuing the roll out of project Lightning adding 89k new premises in Q2, taking the Company’s cumulative Lightning build in the UK to 2.5m at the end of June. In addition to this, Virgin Media O2 remains the largest gigabit speed provider in the U.K. now reaching 7.2 million homes, equivalent to 47% of the Company’s footprint and remain on-track for completion of the gigabit upgrade by the end of 2021.
Virgin Media O2 remains committed to positive social and environmental change as it advances with its mission to upgrade UK connectivity, with an ESG focus from the start. In June the Company launched its first ever Green Bond to support the fibre rollout and the use of renewable electricity as well as launching its “Together Fund”, to support hundreds of local charities across the UK as the nation emerges from the pandemic.
The table below shows the evolution of results in Virgin Media O2 UK of the first half of 2021 compared to the first half of 2020, which includes Telefónica United Kingdom accesses:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Broadband	5,347.4	5,523.6	3.3%
UBB	5,318.4	5,494.1	3.3%
Mobile accesses	28,672.0	31,358.0	9.4%
Prepay	7,772.8	8,362.5	7.6%
Contract	15,323.4	15,701.2	2.5%
IoT	5,575.8	7,294.3	30.8%
Retail Accesses (1)	42,480.3	44,990.9	5.9%
Wholesale Accesses	8,694.3	9,594.4	10.4%
Total Accesses (1)	51,174.6	54,585.4	6.7%

(1) Includes fixed telephony and pay TV accesses..
The total accesses base grew 6.7% year-on-year and stood at 54.6 million at June 30, 2021, mainly driven by a 9.4% increase in the mobile accesses base, which reached 31.4 million.
The contract mobile customer base grew 2.5% year-on-year and reached 15.7 million accesses adding 107 thousand new accesses to the base in first 6 months of the year as lockdown restrictions were lifted throughout April and stores opened. Churn remained at a very low level.
The prepay mobile customer base grew 7.6% year-on-year and reached 8.4 million accesses adding 111 thousand new accesses to the base in first half of 2021 as lockdown restrictions eased.
IoT mobile customer base grew 30.8% year-on-year and reached 7.2 million accesses as Smart Metering Programme roll out regains pace.
Fixed broandband base grew 3.3% year-on-year and reached 5.5 million accesses adding 74 thousand new accesses to the base in first half of 2021 reflecting continued demand for faster broadband speeds.

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The table below shows the evolution of Virgin Media O2´s results of the first half of 2021:

June 1 to June 30, 2021
Million euros	VMED O2 UK
Revenues	993
Other operating income and expenses	(640)
OIBDA	353
Depreciation and amortization	(345)
Operating income	8
Capital expenditures (CapEx)	188
Acquisitions of rights of use	—

Results Discussion
Total revenues amounted to 993 million euros in the month of June 2021 reflecting the combination of fixed and mobile product and services brought together for UK customers.
Other operating income and expenses totaled 640 million euros in the month of June including restructuring and other integration costs.
OIBDA totaled 353 million euros and has been impacted by restructuring and other integration costs.
Depreciation and amortization totaled 345 million euros reflecting the capital intensity over the years to enhance the networks and the amortization of the customer relationship resulting from the initial valuation of the joint venture.
Operating income totaled 8 million euros in the month of June 2021.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany of the first half of 2021 compared to the first half of 2020:

ACCESSES
Thousands of accesses	June 2020	June 2021	%Reported YoY
Fixed telephony accesses (1)	2,163.4	2,171.5	0.4%
Broadband	2,245.2	2,253.2	0.4%
UBB	1,728.8	1,823.2	5.5%
Mobile accesses	43,516.5	44,974.5	3.4%
Prepay	19,323.0	19,265.5	(0.3%)
Contract	22,885.3	24,175.3	5.6%
IoT (2)	1,308.2	1,533.7	17.2%
Retail Accesses	48,017.7	49,485.1	3.1%
Total Accesses	48,017.7	49,485.1	3.1%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Impacted by the disconnection of 67 thousand inactive IoT accesses in the second quarter of 2020.

In the first half of 2021, Telefónica Germany posted a good operational and financial performance with the continued traction of the O2 Free portfolio, better quality of the network and gradual reopening of the shops. Pandemic related measures were gradually lifted. All O2 shops are open again since the beginning of June 2021 and travel restrictions limiting roaming activities experienced a gradual easing. Good progress in operational trends reflecting the continued focus on profitable growth accompanied by marketing campaigns promoting the achieved network quality.

Telefónica Germany’s key milestones in the first half of 2021 were as follows:

•In May 2021, the Company and 1&1 agreed upon the long-term stipulations of their future cooperation in a National Roaming Agreement (NRA). As part of this, the remaining ongoing price reviews initiated by 1&1 will no longer be pursued, and Telefónica Deutschland has secured valuable long-term revenue streams.

•The Company achieved significant progress with its 5G network expansion, now available in 80 cities across Germany.

•In April 2021, Telefónica Germany was awarded with a ‘good’ rating in the "CHIP" magazine fixed network test, a significant improvement versus last year's rating.

•Telefónica Germany's ESG strategy is integrated in the overall business strategy and the launch of the Company’s second Responsible Business Plan in March underpins its ambition to be carbon neutral by 2025.

The total access base grew 3.1% year-on-year and stood at 49.5 million at June 30, 2021, mainly driven by a 3.4% increase in the mobile accesses base, which reached 45.0 million.

The contract mobile customer base grew 5.6% year-on-year and reached 24.2 million accesses, increasing the share over the total mobile accesses base to 53.8%. Net adds reached 0.6 million accesses, as online channels partly compensated for lower gross add volumes due to lockdown-related shop closures. Churn remained at a historic low, supported by enhanced network quality.

The prepay mobile customer base decreased 0.3% year-on-year to 19.3 million accesses, with some SIM card reactivations, without any impact in revenues. The market trend of prepaid to postpaid migration continued. The prepay segment posted a net loss of 18 thousand customers in the first half of 2021.

The broadband accesses reached 2.3 million accesses (up 0.4% y-o-y) and a net loss of 8 thousand accesses in the first half of 2021, in a market focused on high speed fixed connectivity during lockdown and robust customer demand for fixed-mobile substitution (FMS) products.

The table below shows the evolution of Telefónica Germany’s results of the first half of 2021 compared to the first half of 2020:

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Millions of euros
TELEFÓNICA GERMANY	June 2020	June 2021	% Reported YoY	% Organic YoY (1)
Revenues	3,636	3,743	2.9%	2.9%
Mobile Business	3,248	3,342	2.9%	2.9%
Handset revenues	661	665	0.6%	0.6%
Fixed Business	386	400	3.7%	3.7%
OIBDA	1,095	1,172	7.0%	8.0%
Depreciation and amortization	(1,118)	(1,192)	6.6%	6.6%
Operating income (OI)	(23)	(20)	(14.6%)	(81.9%)
CapEx	475	508	6.9%	6.9%
OIBDA-CapEx	620	664	7.1%	8.9%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate the first half of 2021 and 2020 variations in organic terms:
•Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany (17 million euros impacted on OIBDA in the first half of 2021).
•Spectrum sale: the organic variations exclude the impact of spectrum sale in the first half of 2020 (5 million euros impacted on OIBDA).
The table below shows the first half of 2021 and 2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth.

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY JUNE 2021	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum sale
Revenues	2.9%	2.9%	—	—
OIBDA	7.0%	8.0%	(1.5)	0.5
Depreciation and amortization	6.6%	6.6%	—	—
Operating Income (OI)	(14.6%)	(81.9%)	70.9	(23.0)
CapEx	6.9%	6.9%	—	—
OIBDA-CapEx	7.1%	8.9%	(2.7)	0.9

Results discussion
Total revenues were 3.743 million euros in the first half of 2021, with a year-on-year increase of 2.9%, driven by the increase in revenues in both the mobile business and the fixed business.

•Mobile business revenues totaled 3.342 million euros, increasing 2.9% y-o-y in reported terms. This positive trend reflects strong trading momentum in mobile, reinforced by tailwinds from non-recurrent special factors in current and prior year.

•Handset revenues amounted to 665 million euros, increasing 0.6% y-o-y in reported terms due to the continued strong demand for high value handsets.

•Fixed revenues were 400 million euros, increasing by 3.7% affected by particularly strong customer base growth and higher share of VDSL customers.

Mobile ARPU was 9.9 euros (1.5% y-o-y), while contract ARPU stood at 13.4 euros decreasing 0.8% y-o-y. Data ARPU was 5.9 euros (+4.3% y-o-y), fuelled by the successful O2 Free portfolio.

TELEFÓNICA GERMANY	June 2020	June 2021	% Local Currency YoY
ARPU (EUR)	9.7	9.9	1.5%
Prepay	5.9	6.1	4.1%
Contract (1)	13.5	13.4	(0.8%)
Data ARPU (EUR)	5.7	5.9	4.3%

Notes:
(1) Excludes IoT.

OIBDA totaled 1.172 million euros in the first half of 2021, grew 7.0% y-o-y in reported terms. In organic terms, OIBDA increased by 8.0% year-on-year.
Depreciation and amortization amounted to 1.192 million euros in the first half of 2021, increasing 6.6% year-on-year mainly due to a combination of the earlier 3G switch off and higher RoU asset depreciation and amortization.
Operating loss totaled 20 million euros in 2021 as compared to a operating loss 23 million euros in 2020. In

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organic terms, operating loss improved year-on-year mainly due to the improved revenue mix and the continued implementation of cost efficiency measures.

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TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2021 compared to the first half of 2020:

ACCESSES
Thousands of accesses	June 2020	June 2021	%Reported YoY
Fixed telephony accesses (1)	9,779.4	8,328.1	(14.8%)
Broadband	6,587.0	6,283.8	(4.6%)
UBB	5,033.1	5,313.0	5.6%
FTTH	2,862.6	4,046.3	41.3%
Mobile accesses	74,399.3	80,956.5	8.8%
Prepay	31,291.2	33,871.7	8.2%
Contract	33,246.8	35,911.4	8.0%
IoT	9,861.3	11,173.4	13.3%
Pay TV	1,270.3	1,186.2	(6.6%)
IPTV	805.3	918.6	14.1%
Retail Accesses	92,103.6	96,813.8	5.1%
Total Accesses	92,116.9	96,814.9	5.1%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In the first half of 2021, Telefónica Brazil maintained its leadership in the higher mobile value segments (37.5% market share as of May 31, 2021, source: ANATEL), which has allowed the operator to maintain stable mobile service revenues (in local currency) and mitigate the impact of the COVID-19 pandemic restrictions. In the fixed business, Telefónica Brazil, focus on the transformation towards strategic technologies, as fiber, that allowing to capture IPTV (Internet Protocol TV) value customers, partially compensating the fall in fixed traditional business.
Telefónica Brazil reached 96.8 million accesses as of June 2021, 5.1% higher than June 30, 2020 due to the sustained growth in the mobile business, both postpaid and prepaid, FTTH and IPTV, which offset the decline in the fixed voice business due to the continuous migration from fixed to mobile, encouraged by unlimited voice offers on the market, the contraction of the lower value fixed broadband customer base; and the loss of DTH customers as a result of the company’s strategic decision to discontinue of legacy technologies.

In the mobile business, Telefónica Brasil maintained its leadership in terms of total accesses, with an access market share of 33.4% as of May 31, 2021 (source: ANATEL) growing both in terms of contract customers (+8.0% year-on-year) and on a prepaid base (+8.2% year-on-year). Telefónica Brasil's strategy continues to be focused on strengthening the high-value customer base, reaching a 37.5% contract market share as of May 31, 2021 (source: ANATEL). Contract commercial offers are focused on data plans, with extra data allowances subject to subscription to digital invoice; It is complemented with granted access to some OTT services of your choice (for example: Disney+, Netflix, Spotify, etc.). The Vivo Travel service is maintained, granting voice and data roaming in a selection of countries of America and Europe according to the plan. For higher-value customers, Family plans remain in force, giving free navigation over a greater number of available apps and incorporating a free dependent. Vivo Easy was also launched, with flexible plans ranging from 5GB to 20GB and allowing customers to tailor it according to their needs; WhatsApp and unlimited calls and SMS are included. In the prepaid segment, Telefónica Brasil offers VIVO PreTurbo (includes WhatsApp and unlimited minutes). All of this is supported by the interaction with the client through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.
In the fixed business, Telefónica Brasil maintained its strategic focus on the deployment of fiber, reaching 25.6 million real estate units passed with FTTx access as of June 30, 2021, and 5.3 million connected homes that grew 5.6 % year-on-year. Additionally, it continues to develop alternative deployment models to accelerate the expansion of fiber with lower CapEx and a reduced time to market. Telefónica Brasil exceeded 4 million homes connected with FTTH as of June 2021, growing 41.3% year-on-year. This growth offsets partially the drop in other broadband accesses, such as ADSL, placing retail broadband accesses at 6.3 million as of June 30, 2021, decreasing by 4.6% year-on-year. Traditional voice accesses decreased 14.8% year-on-year due to fixed-mobile substitution.

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Pay TV customers stood at 1.2 million as of June 30, 2021, decreasing 6.6% year-on-year due to a more selective commercial activity based on value acquisition because of the strategic decision to discontinue the DTH service, whose base decreased 42.4% year-on-year. This base contraction is partially offset by the 14.1% growth in IPTV accesses. In this way, IPTV clients represent 77.4% of the total Pay TV accesses at the end of June.
The table below shows the evolution of Telefónica Brazil’s results of the first half of 2021 compared to the first half of 2020:

Millions of euros
TELEFÓNICA BRAZIL	June 2020	June 2021	% Reported YoY	% Organic YoY (1)
Revenues	3,954	3,318	(16.1%)	1.7%
Mobile Business	2,560	2,182	(14.8%)	3.3%
Handset revenues	178	184	3.3%	25.1%
Fixed Business	1,394	1,136	(18.5%)	(1.2%)
OIBDA	1,666	1,479	(11.2%)	1.3%
Depreciation and amortization	(1,050)	(927)	(11.7%)	7.0%
Operating income (OI)	616	552	(10.4%)	(8.6%)
CapEx	665	647	(2.7)%	18.0%
OIBDA-CapEx	1,001	832	(16.9%)	(9.8%)

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate the first half of 2021 and 2020 variations in organic terms:
•Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2020 for both years.
Foreign exchange rates had a negative impact on Telefónica Brazil reported results for the first half of 2021, due to the depreciation of the Brazilian real compared to euro.
The foreign exchange rate effect decreased revenue and OIBDA growth by 17.8 percentage points and 18.8 percentage points, respectively.
•Judicial decision PIS/COFINS: we excluded the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição
para Financiamiento da Seguridade Social) amounting to 239 million euros with an impact in OIBDA.
•Contingencies: we excluded the provision of contingencies in Telefónica Brasil amounting to 152 million euros with a negative impact in OIBDA.
The table below shows the first half of 2021 and 2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation
TELEFÓNICA BRAZIL JUNE 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Judicial decision PIS/COFINS	Contingencies
Revenues	(16.1%)	1.7%	(17.8)	—	—
OIBDA	(11.2%)	1.3%	(18.8)	17.4	(11.0)
Depreciation and amortization	(11.7%)	7.0%	(18.7)	—	—
Operating Income (OI)	(10.4%)	(8.6%)	(19.0)	47.0	(29.8)
CapEx	(2.7%)	18.0%	(20.6)	—	—
OIBDA-CapEx	(16.9%)	(9.8%)	(17.6)	28.9	(18.4)

Results discussion
In the first half of 2021, Revenues totalled 3,318 million euros down by 16.1% in reported terms, mainly due to the depreciation of the Brazilian real (impacting the

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evolution in -17.8 p.p.). In organic terms, the year-on-year growth was 1.7%, mainly due to service revenues driven by the Mobile business and by businesses associated with new technologies (FTTH, IPTV and Digital Services) and the sale of handsets, which offset the erosion of revenues associated with voice and traditional accesses.
•Revenues from the mobile business totalled 2,182 million euros in the first semester of 2021, down by 14.8% in reported terms due mainly to the depreciation of the Brazilian real (impacting the evolution in -18.1 p.p.). Excluding this impact, revenues from the mobile business increased by 3.3%. The mobile business was helped by handsets (3.3% in reported terms and 25.1% in local currency) despite maintaining partial closure of stores due to the pandemic, an effect that was offset by higher sales in digital channels. Service revenues grew 1.6% driven by growth in the customer base, which maintains its higher weight in contract customers and whose consumption is oriented to the use of data and other services over connectivity.
•Fixed telephony revenues totalled 1,136 million euros in the first half of 2021, decreasing by 18.5% in reported terms due mainly to the impact of the depreciation of the Brazilian real (impacting the evolution in -17.3 p.p.). Excluding this effect, fixed telephony revenues decreased by 1.2% mainly explained by the decrease of the voice traffic due to the mobile-fixed substitution, as well as legacies technologies (ADSL and DTH). This decrease is partially offset by the increase in broadband revenues (+6.1% year-on-year in local currency), supported by the growth in fiber revenues, driven by the growth in the customer base.
Mobile ARPU decreased by 21.7% year-on-year in reported terms due mainly to the depreciation of the Brazilian real. In local currency, mobile ARPU decreased by 5.2% as a consequence of a mix with a higher participation of hybrid plans, and prepaid due to a reduction in government aid.

TELEFÓNICA BRAZIL	June 2020	June 2021	% YoY	% Local Currency YoY
ARPU (EUR)	5.1	4.0	(21.7%)	(5.2%)
Prepay	2.3	1.9	(19.2%)	(2.1%)
Contract (1)	9.2	7.2	(22.1%)	(5.5%)
Data ARPU (EUR)	4.1	3.0	(26.3%)	(10.7%)

Notes:
(1) Excludes IoT.

OIBDA stood at 1.479 million euros in the first half of 2021, decreasing 11.2% in reported terms. In organic terms, the year-on-year variation was 1.3%.
Depreciation and amortization stood at 927 million euros in the first half of 2021, decreasing 11.7% in reported terms affected by the depreciation of Brazilian real (-18.7 p.p.). In organic terms, the variation y-o-y is +7.0% due to higher investments.
Operating income stood at 552 million euros in the first half of 2021, decreasing 10.4% in reported terms affected by the provision of contingencies (-29.8 p.p.), the depreciation of the Brazilian real (-19.0 p.p.), partially offset by the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (+47.0 p.p.). In organic terms, operating income year-on-year decreased 8.6% due to higher depreciation and amortizations.

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TELEFÓNICA HISPAM
The below table shows the evolution of accesses in Telefónica Hispam of the first half of 2021 compared to the first half of 2020:

ACCESSES
Thousands of accesses	June 2020	June 2021	%Reported YoY
Fixed telephony accesses (1)	8,260.7	7,489.2	(9.3%)
Broadband	5,398.6	5,654.8	4.7%
UBB	3,386.0	4,108.5	21.3%
FTTH (2)	3,034.6	3,886.5	28.1%
Mobile accesses	88,837.3	93,400.5	5.1%
Prepay	63,737.5	65,926.8	3.4%
Contract	21,348.6	23,099.6	8.2%
IoT	3,751.1	4,374.2	16.6%
Pay TV	2,889.7	2,872.5	(0.6%)
IPTV	424.1	724.9	70.9%
Retail Accesses	105,534.3	109,498.6	3.8%
Total Accesses	105,554.3	109,518.8	3.8%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Includes Peru's cable accesses.

Telefónica Hispam's total accesses amounted to 109.5 million as of June 30, 2021 (+3.8% year-on-year), as a result of the increase in mobile and FFTH accesses.
Mobile accesses amounted to 93.4 million as of June 30, 2021 increasing by 5.1% y-o-y mainly affected by the higher postpay customer base.
•Contract accesses increased by 8.2% year-on-year due to the increase in accesses in Chile (+24.7%), Colombia (15.0%) and Peru (+6.4%), partially affected by the decrease in Venezuela (-8.3%) and Uruguay (-1.1%). This strong evolution is mainly driven by the commercial activity recovery and the attractive commercial offers.
•Prepay accesses increased by 3.4% year-on-year, with a net loss of 280 thousand accesses at June 30, 2021, increasing in Colombia (+542 thousand accesses), Peru (+487 thousand accesses), Argentina (+269 thousand accesses), and Ecuador (+168 thousand accesses), partially offset by the decrease in Chile (-680 thousand accesses) and Mexico (-347 thousand accesses). This evolution was mainly the result of the line disconnection of accesses with no top-up activity and the 2G technology shutdown in Mexico.
Fixed accesses stood at 7.5 million as of June 30, 2021 (-9.3% year-on-year) with a net loss of 346 thousand accesses due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 5.7 million as of June 30, 2021 (+4.7% year-on-year). The penetration of FBB accesses over fixed accesses stood at 75.5% (+10.1 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 4.1 million connected accesses (+21.3% y-o-y) and 13.1 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 72.7% (+10.0 p.p. y-o-y).
Pay TV accesses stood at 2.9 million as of June 30, 2021, with a flat decrease by -0.6% as a result of the net loss of 17 thousand customers, negatively impacted by the lower Direct-To-Home (DTH) technology accesses due to the change in focus (-295 thousand accesses) and lower cable access base (-23 thousand accesses), partially offset by the increase in IPTV (+301 thousand accesses), in which the Company is placing strategic focus.

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The table below shows the evolution of the results in Telefónica Hispam of the first half of 2021 compared to the first half of 2020:

Millions of euros
TELEFÓNICA HISPAM	June 2020	June 2021	% Reported YoY	% Organic YoY (1)
Revenues	4,085	3,945	(3.4%)	4.2%
Mobile Business	2,567	2,574	0.3%	7.0%
Handset revenues	480	654	36.4%	35.4%
Fixed Business	1,456	1,363	(6.4%)	3.2%
OIBDA	863	769	(10.9%)	(0.6%)
Depreciation and amortization	(1,219)	(984)	(19.3%)	(4.6%)
Operating income (OI)	(356)	(215)	(39.7)	(87.5%)
CapEx	458	501	9.2%	(4.5%)
OIBDA-CapEx	405	268	(33.7%)	2.7%

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam, we have made the following adjustments in order to calculate the first half of 2021 and 2020 variations in organic terms:
•Exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2020 for the two periods, except for Venezuela and Argentina.
•Reported variation of hyperinflation countries: the reported growth of Telefónica Venezolana and Telefónica Argentina is excluded (98 million euros in revenues and 113 million euros in OIBDA).
•Restructuring costs: we have excluded the impact of restructuring costs in the first half of 2021 amounting to 101 million euros, mainly in Telefónica Argentina and Telefónica Peru amounting to 57 and 19 million euros, respectively. In the first half of 2020 the impact in OIBDA was 2 million euros.
•Spectrum acquisition: In the first half of 2021 the impact was 135 million euros due to spectrum acquisition in Telefónica Chile. No impact related to spectrum took place in the first half of 2020.
•Transformation of operating model of Telefónica Mexico: organic variations exclude the impact of the transformation of the operating model of Telefónica México, following the AT&T agreement in 2019, which have an impact on depreciation and operating income amounting to 83 million euros in the first half of 2021 and 198 million euros in the first half of 2020.
•Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations. In the first half of 2020, the impairment of goodwill allocated to Telefónica Argentina, amounting to 109 million euros, has been excluded.
•Fiber Chile: we have excluded the investments made in CapEx for the contribution to Infraco related to the agreement with KKR.
The table below shows the first half of 2021 and 2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM JUNE 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. in hyperinflacionary countries	Restructuring costs	Spectrum acquisition	Transformation T.Mexico	Impairment of goodwill	Fiber Chile
Revenues	(3.4%)	4.2%	(5.3)	(2.4)	—	—	—	—	—
OIBDA	(10.9%)	(0.6%)	(4.5)	(6.4)	(11.9)	—	—	12.6	—
Depreciation and amortization	(19.3%)	(4.6%)	(4.3)	(1.9)	—	—	(9.2)	—	—
Operating Income (OI)	(39.7%)	(87.5%)	(3.7)	8.9	28.9	—	(31.6)	(30.6)	—
CapEx	9.2%	(4.5%)	(3.7)	(9.8)	—	28.6	—	—	(1.6)
OIBDA-CapEx	(33.7%)	2.7%	(5.5)	(2.5)	(25.5)	(32.5)	—	27.0	1.8

Results discussion

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Revenues amounted to 3,945 million euros in the first semester of 2021, decreasing 3.4% year-on-year in reported terms. This decrease was partially affected by the foreign exchange effects (-5,3 p.p.) and the reported variation of hyperinflation countries (-2,4 p.p.). In organic terms, revenues increased by 4.2% year-on-year, mainly driven by handset revenue growth, higher B2C service revenues, and broadband and new services and TV fixed revenues improvement.
Mobile business revenues amounted to 2,574 million euros in the first semester of 2021, increasing 0.3% year-on-year in reported terms. This increase was impacted by the foreign exchange effects (-5,1 p.p.) and the reported variation of hyperinflation countries (-1,7 p.p.). In organic terms, mobile business revenues increased by 7.0% year-on-year, mainly driven by handset revenue growth thanks to commercial activity recovery and higher postpaid and prepaid B2C (Business to Customer) revenues.
The performance by country was as follows:
•In Chile, mobile revenues amounted to 509 million euros in the first semester of 2021, increasing 16.7% year-on-year in reported terms, benefited from the foreign exchange effects which increased growth by 3.6 percentage points. Excluding this impact, mobile revenues would have increased by 13.2% year-on-year, mainly explained by higher handset revenues and mobile service growth recovery.
•In Perú, mobile revenues amounted to 372 million euros in the first semester of 2021, decreasing 0.1% year-on-year in reported terms, affected by the foreign exchange effects which reduced growth by 19.4 percentage points. Excluding this impact, mobile revenues increased by 19.3% year-on-year, mainly driven by higher handset sales, thanks to a higher commercial activity, and higher service revenues leveraged on high value customers.
•In Colombia, mobile revenues amounted to 393 million euros in the first semester of 2021, increasing 3.2% year-on-year in reported terms, impacted by the foreign exchange effects which reduced growth by 8.1 percentage points. Excluding this impact, mobile revenues would have increased by 11.3% year-on-year, due to the solid performance in postpaid revenues, as a consequence of the strong commercial activity and churn evolution, B2C (Business to Customer) prepaid revenues, B2B (Business to Business) digital services, higher handset and mobile interconnection revenues.
•In Mexico, mobile revenues amounted to 485 million euros in the first semester of 2021, decreasing 6.6% year-on-year in reported terms, affected by the foreign exchange effects which reduced growth by 2.7 percentage points. Excluding this impact, mobile revenues decreased by 3.9% year-on-year, due to a decrease in wholesale business because of lower interconnection tariff, lower international traffic, and lower prepaid and B2B (Business to Business) commercial activity.
Fixed business revenues amounted to 1,363 million euros in the first semester of 2021, decreasing 6.4% year-on-year in reported terms. This decrease was impacted by the foreign exchange effects which decreased growth by 5.8 percentage points, and by the impact of the reported variation of hyperinflation countries (Argentina) which reduced growth by 3.8 percentage points. Excluding these impacts, these revenues increased by 3.2% year-on-year driven by the higher broadband and TV revenues, which offset the decline in accesses and voice revenues.
OIBDA reached 769 million euros in the first semester of 2021, decreasing 10.9% year-on-year in reported terms (-0.6% in organic terms).
Depreciation and amortization reached 984 million euros in the first semester of 2021, decreasing 19.3% year-on-year in reported terms (-4.6% in organic terms), impacted by the useful live reduction of certain assets in Telefónica México due to the transformation of the operational model (which reduced growth 9.2 percentage points), and the foreign exchange effects (which decreased growth by 4.3 percentage points).
Operating income reached -215 million euros in the first semester of 2021 (-356 million euros in the first semester of 2020). This result was affected by the accelerated amortization in Telefónica México in relation with the transformation of the operational model and goodwill deterioration in 2020, partially offset by the restructuring costs in the region and the impact of the reported variation of hyperinflation. In organic terms, OI increased leveraged on the revenue’s growth mentioned above.
Below is additional information by country:
•Chile: Operating income reached 89 million euros in the first semester of 2021, increasing 62.3% year-on-year in reported terms, positively impacted by the foreign exchange effects which increased growth by 4.9 percentage points. This performance is mainly explained by the higher revenues, fiber growth, expenses efficiencies and depreciation and amortization reduction.
•Perú: Operating income reached -53 million euros in the first semester of 2021 (-30 million euros in 2020). This operating result is affected by lower B2B (Business to Business) revenues and higher restructuring expenses, partially offset by a depreciation and amortization improvement in comparison to 2020.
•Colombia: Operating income reached 30 million euros in the first semester of 2021, increasing 22.5% year-on-year in reported terms (+32.2% in local currency). This performance is mainly due to higher business revenues, subsidies mark up in handset sales and no

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commercial costs efficiencies, which offset the lower assets sale compared to 2020.
•Mexico: Operating income reached -221 million euros in the first semester of 2021 (-330 million euros in the first semester of 2020), impacted by the accelerated depreciation and amortization in relation with the transformation of the operational model, decelerating in comparison to the first semester of 2020.

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Risk factors
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality depending on the Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories:
- Business
- Operational
- Financial
- Legal and compliance
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to the business activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
In addition, market concentration, including as a result of mergers, acquisitions, alliances and collaboration agreements with third parties (e.g., concentration in the content sector such as the announced merger between the media assets of ATT (Time Warner) and Discovery), could affect the competitive position of Telefónica, as well as the efficiency of its operations.
The reinforcement of competitors, the entry of new competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share. In addition, changes in competitive dynamics in the different markets in which we operate, such as in Chile, Colombia and Peru, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.
If Telefónica is not able to successfully face the challenges posed by its competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services increases its exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, Cloud Computing, Cybersecurity, Artificial Intelligence and the Internet of Things ("IoT").
The large amount of information and data that is processed throughout the Group (approximately 367.2 million accesses associated with telecommunications services, digital products and services and Pay TV and 111,490 average number of employees as of June 30, 2021), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in increased compliance risks and costs.
One of the most important pieces of regulation for the Telefónica Group’s operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which content has become a benchmark for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, which may increase non-compliance risks and costs.
Moreover, on July 16, 2020, the Court of Justice of the European Union issued a judgment which annulled, without granting a grace or transition period, the European

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Commission’s Decision (EU) 2016/1250 of July 12, 2016 on the adequacy of the protection provided by the EU-U.S. Privacy Shield for international data transfers made from the European Economic Area -EEA- to US companies adhering to such Privacy Shield. Accordingly, such framework is not a valid mechanism to comply with EU data protection requirements when transferring personal data from the European Union to the United States. As a result of that decision, the Telefónica Group has been, among other measures, reviewing and where applicable revising, in a short period of time, international data transfers being made by the Telefónica Group companies from the European Economic Area ("EEA") to suppliers located in the United States with a view to minimize the risk of breach of the GDPR. One of the relevant contractual measures to ensure the lawfulness of international data transfers, both to the United States and to any other country not declared by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of 4 June 2021. These new SCC, which entered into force on 27 June 2021, repeal the old SCC and include a novel modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCCs obliges companies that are going to use them to legitimize their transfers to assess and adopt the additional measures deemed appropriate for the due protection of the data transferred to the third country, given that such SCC, in general, are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are varied, mainly technical such as data encryption, and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool to legitimize transfers, obliges to replace the old SCC that could be used contractually for the same purpose, which will cease to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The entry into force of the new SCC and their novel module structure and dispositive parts to be negotiated between data exporters and importers, the possible initial doubts about their scope of application and implementation, the mandatory assess and analysis of each international transfer and changeable local regulations of the country of destination, as well as the complexity in the adoption and the requirement to put in place additional measures arising from them and also the obligation to renew all agreements that includes the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.
In addition, the following recent and prospective regulatory developments may be material to the Telefónica Group’s operations: (i) in the United Kingdom, its exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. After the transitional period of four months, extendable by a further two months, set out the Trade and Cooperation Agreement between the United Kingdom and the European Union reached on December 24, 2020, whereby the transmission of personal data from the EEA to the United Kingdom was not considered a transfer to a third country in accordance with the GDPR, it should be noted that the European Commission has declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of 28 June 2021, thus preventing entities that transfer data between both territories from having to adopt additional tools or measures to legitimize international transfers. The novelty of this Adequacy Decision is that it establishes an initial period of validity of four years, which may only be extended if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. After this initial period of validity has elapsed without the Adequacy Decision being extended,the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection; and (ii) in Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which will be in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reals (approximately 8,3 million euros based on the exchange rate as of June 30, 2021) per infraction which may increase compliance risks and costs.
Furthermore, in the case of Ecuador, the Organic Law on Data Protection has entered into force, although the sanctioning regime is postponed for a two-year adaptation period and, in other countries of Latin America where the Group operates, such as Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any

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reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros and 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
The Group requires government concessions and licences for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, specifically through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Latin America, several auction processes are expected in the near term: (i) in Brazil, on February 17, 2020, ANATEL published the proposal for the 5G public auction. It is expected that the auction of 20 MHz of the 700 MHz band, 90 MHz of the 2.3 GHz band, 400 MHz of the 3.5 GHz band and 3,200 MHz of the 26 GHz band will take place in 2021; (ii) in Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1,900 MHz and 2,500 MHz bands, without indicating a concrete time frame. Additionally, with regards spectrum in the 3.5 GHz band, the Minister has informed that they expect to initiate the public auction in December of 2021. Telefónica has requested the Ministerio de las Tecnologías de la Información y las Comunicaciones (MinTic) to delay the spectrum auction in the 3.5 GHz band, considering that the market is not yet sufficiently prepared. It has also proposed the revision of the spectrum valuation methodology downwards, in order to align costs with the spectrum value generation capacity. Finally, although it is in favor of increasing the spectrum caps, Telefónica has requested additional measures to avoid resource monopolization by the dominant operator; and (iii) in Peru, auctions were launched for the bands 1,750 - 1,780 MHz, 2,150 - 2,180 MHz and 2,300 - 2,330 MHz. It is expected that it will be executed on September 29, 2021 according to the published schedule. Also, after the public consultation carried out in relation to 5G and the auction model for the 3.5 GHz and 26 GHz band and the approval of a regulation that allows the Ministry of Transport and Communications to directly develop spectrum auctions, it is expected that some progress will be made in the scope of the next auction.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Germany, Telefónica's and other parties’ legal actions against Decisions III and IV adopted by the German regulator on the conditions of use of frequencies and the rules of the spectrum of the 2 GHz and 3.4-3.7 GHz bands auction, that ended on June 12, 2019, are pending. With

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its appeals, Telefónica is challenging in particular the imposed coverage obligations and the requirement to negotiate on network access. Other parties inter alia claim that the obligation to negotiate with other operators is not strict enough. It is yet unclear to what extent these different actions will affect the regulator’s Decisions III and IV.
With respect to Latin America:
In Brazil, ANATEL has approved on 8 February 2021 the Regulation for the Adaptation of Fixed Switched Telephone Service Concessions - STFC for Authorizations for the same service (Resolution n° 741/2021), regarding the migration from the concession regime to the authorization regime. ANATEL is still working on the methodology for calculating the migration balance, and there is a risk that consensus will not be reached between the parties regarding the migration calculation. If a decision is made not to migrate, the STFC concession will remain in force until 2025. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain states, if Telefónica's appeal against a decision adopted by the regulator in June 2019 is not successful. Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until 29 November 2028,. However, Telefónica has appealed the regulator's decision related to the amount due for the extension, arguing that it should be calculated based on net present value parameters to reflect the real economic value (market value) of the bands but instead based on the Regulation on the Public Price collection for the right to use Radio Frequencies (PPDUR). A decision on the issue is still pending.
In Peru, an arbitration process was started by the Group, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1,900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC, is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, in April 2021, it was requested the renewal of the license to use 15 MHz in the 1,900 MHz band, that will expire on October 18, 2021. MinTic must establish the renewal conditions in accordance with law 1978/19, which implies market prices conditions, extends the license periods to a maximum of 20 years and allows paying up to 60% of the price of the spectrum through obligations to do or take action.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica Argentina”) has filed a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts.
In the first half of 2021, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 674 million euros (mainly due to the acquisition of spectrum in the United Kingdom and Chile). During the same period last year, no spectrum acquisitions and renewals were invested. In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the Consolidated Financial Statements and Appendix II of the condensed consolidated interim financial statements for the six-months ended June 30, 2021.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of June 30, 2021, the Group depended on three handset suppliers (none of them located in China) and six network infrastructure suppliers (one of them located in China), which, together, accounted for 83% and 80%, respectively, of the aggregate value of contracts awarded as of June 30, 2021 to handset suppliers and network infrastructure suppliers. One of the handset suppliers represented 45% of the aggregate value of contracts awarded as of June 30, 2021 to handset suppliers.

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These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of COVID-19 or any other crisis or pandemic, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The semiconductor industry is becoming more challenging, going through supply problems at a global level, affecting multiple sectors (including technology), with problems in delivery times and price increases, which could affect commercial plans. The imposition of trade restrictions and any disruptions in the supply chain could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
During 2020 and the first half of 2021, specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the pandemic, as well as the potential discontinuation of use of some suppliers as a result of the U.S.-China conflict. These developments may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterised by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, IoT, security, Big Data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, necessitates high levels of investment. As of June 30, 2021, in Spain, fiber coverage reached 26.1 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
All of this forces Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins could be reduced or such investment could not lead to the development or commercialization of successful new products or services. To contextualize the size of the Group's investments, total research and development expenditure in the first half of 2021 was 417 million euros (553 million euros in the first half of 2020). These expenditures represented 2.1% and 2.6% of the Group's consolidated revenues in the first half of 2021 and 2020, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

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Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offer of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.
In the development of all these initiatives it is also necessary to take into account several factors: on one hand, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, on the other hand, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. The Company's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks.
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks that disrupt the Group's operations could prevent the effective provision of products and services to customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud. On the other hand, the legal requirements associated with the transposition of the NIS directive in Spain are taken into account, and those that are being considered in the draft of the future 5G cybersecurity law. As a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators were reviewed and strengthened, but no assurance can be provided that such security measures will be effective.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during

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this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised for ransomware deployment (through malicious software that encrypts business data); (ii) Distributed Denial of Service (DDoS) attack, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them.
Some of the main measures adopted by the Telefónica Group to mitigate these risk are early vulnerabilities detection, access control measures, proactive log review on critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of an individual event.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Expected changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or even cause service disruption due to extreme temperature waves, floods or extreme weather events of greater intensity than hitherto expected. In addition, these changes may cause increases in the price of electricity (due to additional taxes to CO2, reduction in hydraulic generation due to recurrent droughts, etc.) or the existence of new CO2 taxes, which may negatively impact the Group's income statement.
Such events could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
During the first half of 2021, the percentage that each of the segments represented of the Telefónica Group's revenues (sales and services) included also one month of the JV VMED revenues, are as follows: Telefónica España accounted for 29.3% (28.1% in the same period of 2020), Telefónica UK accounted for 15.0% of the Telefónica Group's revenues (15.5% in the same period of 2020), Telefónica Brazil represented 16.0% of the Telefónica Group's revenues (18.2% in the same period of 2020) and Telefónica Hispam accounted for 19.0% of the Telefónica Group's revenues (18.8% in the same period of 2020). During the first half of 2021, 4.2% of the Telefónica Group's revenues came from Argentina, 4.2% from Chile and 3.6% from Peru (4.5%, 3.5% and 4.0%, respectively, in the same period of 2020). Approximately 22.1% of such revenues in the first half of 2021 came from countries that do not have investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela), and other countries are just one grade away from losing this status. Likewise, Venezuela and Argentina are considered to be countries with hyperinflationary economies in 2021 and 2020.
The main risks are detailed below, by geography:
In Europe, there are several risks of both an economic and health nature. Among the latter is the possibility of a new outbreak of the pandemic due to the emergence of a Covid vaccine-resistant variant or because vaccination campaigns are unable to reach levels that guarantee herd immunity. Among the economic risks, we would highlight the negative impact of this new health emergency situation, but also the consequences of an excessive tightening of financing conditions, both for the private and public sectors, with a negative impact on disposable income that could even lead to episodes of financial stress. The catalyst for this scenario could be either global factors derived from an unforeseen increase in inflation, or

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domestic factors such as a worsening of fiscal sustainability in a European country, which would affect the economic conditions of the countries in which we operate.
•Spain: there are several local sources of risks. One of them stems from the economic policies to be implemented from 2021 onwards, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Secondly, there is a risk of wider negative economic impact from the pandemic. Third, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications. Lastly, the high public debt levels accumulated are an additional risk in the event of financial stress.
•Germany: In the short term, the main risk factor is related to the political uncertainty surrounding the federal elections next September. The numerous options on the table suggest that the coalition talks could go on for some time. This could delay investment decisions (both public and private) with a consequent negative impact on growth prospects. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could significantly reduce international trade, with a consequent impact on the country's potential growth, which is highly dependent on exports. However, long-term challenges remain, such as the ageing of the population, in a context where the drivers of growth are showing a worrying stagnation.
•United Kingdom: the formal exit of the United Kingdom from the European Union on December 31, 2020 ("Brexit") will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The trade and bureaucracy costs of leaving the single market and the customs union (especially those related to non-tariff barriers) could weigh on the country's net trade. In addition, there are still many gaps to be closed in the area of services (particularly, financial and professional services), so variables such as investment, economic activity, employment and migratory flows could be among the most affected, as well as volatility in financial markets, which could limit or condition access to capital markets. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers. The Group would also be adversely affected if the pound sterling were to depreciate. The catalyst for a depreciation, in addition to a more pressing impact from Brexit, could be doubts about the sustainability of government debt, at historically high levels following the Covid impact.
In Latin America, the exchange risk is particularly notable. This risk is due to both external factors (global trade tensions, abrupt movements in commodity prices, concerns about growth and financial imbalances in China) and internal factors (challenges relating to controlling the COVID-19 pandemic and managing the underlying fiscal deterioration, see “Unexpected and uncertain events such as the emergence of the COVID-19 (coronavirus) pandemic significantly affect our operations”):
•Brazil: fiscal sustainability remains the main risk, which the government is currently tackling through its commitment to structural reforms including administration and tax system reforms, which not only seek to guarantee sustainability but also raise Brazil's potential growth. The fact that the country's rating is below investment grade and that its internal financing needs are high, could create a greater financial risk in a hypothetical scenario of global financial stress, especially in view of the recent increase in financial needs, could also have a negative impact on the evolution of the exchange rate. Medium-term inflation control and full monetary normalization are also challenges in the sustainability strategy discussed above. On the political front, the presidential elections (Oct’22), which are expected to be polarized, could imply greater volatility in asset prices, including episodes of exchange rate depreciation. Finally, Brazil also faces the risk of energy rationing in the coming months due to the exceptional shortage of rainfall, which has already led to a significant increase in energy prices for the time being.
•Argentina: macroeconomic and exchange rate risks remain high. The challenges facing the economy, both internal (the ongoing process of reducing the public deficit in a context of economic recession and high inflation) and external (with significant financial needs in the short and medium term), increase vulnerability to episodes of financial market volatility in a scenario with limited levers for action. In this context, the risk is that an agreement will not be reached with international organisations such as Paris Club (USD 2.4 billion) and IMF (USD 45 billion) to reschedule maturities and avoid a sovereign default. In addition, the worsening inflation outlook as a result of the exchange rate split and unsustainable price containment measures, in a context of high increases in monetary aggregates, threaten Telefónica's profitability. In particular, the Decree of Necessity and Urgency (DNU) launched by the government in the third quarter of 2020, declared ICT sector services as an essential public service and among other measures, suspended any price increases from 31 July 2020 until 31 December 2020. As a result, although some courts have issued injunctions in favour of telecom companies, any potential price increase in tariffs must have the prior approval of the Secretary of Commerce (Ministry of Finance), increasing the number of administrative and political obstacles that must be

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overcome to successfully operate our business and which could have an adverse impact on revenue growth and the evolution of Telefónica's business margins in the country.
•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected changes in commodity prices, but also to an unexpected tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. The deteriorating fiscal situation resulting from COVID-19 could have negative effects on future economic performance and social stability to the extent that fiscal consolidation drives tax reforms or adjustments in the trajectory of social spending. Inflation emerges as an additional risk factor in the short term whose impact could persist if it leads to the de-anchoring of private expectations with respect to policy targets. In political terms, there is a risk that with the arrival of the new government in Peru and Chile as a result of the constitutional process, there may be changes in the regulatory and normative framework that could affect the medium term.
Unexpected and uncertain events, such as the emergence of the COVID-19 (coronavirus) pandemic, significantly affect our operations.
The pandemic has made us realize our vulnerability, but also our resilience. The response of both the public sector and Central Banks, with historic programs to sustain activity and employment, and the private sector with the discovery of vaccines in record time, have cushioned the effects of the economic crisis. However, the COVID-19 pandemic and future similar events may significantly affect our operations through different channels. Economic growth has been negatively affected by various adverse supply-side shocks (disruptions in integrated production and supply chains, business closures and immobilization of productive resources) and demand-side shocks (deterioration in confidence and expectations, negative income and wealth effects) resulting from a substantial deterioration in financial markets, unprecedented drops in commodity prices, a sharp slowdown in commercial activity or severe restrictions on transportation. The final impact of COVID-19 on the Group's business is difficult to predict due to the uncertainty surrounding the duration of the pandemic and the resilience of the economies of the countries in which the Group operates,
In 2020, global GDP contracted around 3.5% due to the COVID-19 pandemic. However, despite this decrease being one of the deepest recessions in history, expectations for 2020 and especially 2021 improved markedly since October 2020.
In our main European countries (Spain, Germany and the United Kingdom) the declines registered during the first half of 2020 ranged between 11% in Germany and the double in Spain and the United Kingdom, but at the end of 1Q21 they were recovered by just over 40% in all three economies. In Brazil, the drop of more than 13% has already been fully recovered. The gradual lifting of both mobility restrictions and limitations on non-essential activities thanks to the increased knowledge of the population about the virus but above all to the vaccination process which has led to a softer impact in the subsequent quarters. In addition, public subsidies (15% of GDP in Brazil, 22% in Spain, 32% in the United Kingdom and 39% in Germany) and those of the Central Banks have also contributed to the above. However, despite the recovery, there are still doubts about the impact of the crisis on public finances, the evolution of the main social variables (inequality and poverty), the labor market and, therefore, on disposable income and business health.
With regards to the risks arising from the impact of the pandemic on Latin American countries (mainly Argentina, Brazil, Chile, Colombia and Peru), the main concern is the possibility of another lost decade due to the deterioration of the region's per capita GDP and the consequent setbacks in terms of poverty and social progress. A second focus of uncertainty is related to fiscal sustainability. The significant deterioration experienced by sovereign metrics during the pandemic introduces a non-negligible probability of a credit quality cutback, with the consequent increase in the cost of external financing which may negatively affect foreign exchange performance.
Additionally, the COVID-19 crisis has contributed to the depreciation of the main Latin American currencies against the euro. The negative effect of the exchange rates evolution is perceived in the average exchange rates (used to translate to euros the income statement) of the first half of 2021 in comparison with the same period of 2020, mainly the Brazilian real. The change in the exchange rates of the main currencies of the countries in which the Group operates against the euro is shown below:

Variation of average exchange rate
	First half (2020 vs 2019)	First half (2021 vs 2020)
Brazilian real	(18.8%)	(17.5%)
Pound sterling	(0.0%)	0.7%
New peruvian sol	(0.2%)	(16.2%)
Chilean peso	(14.7%)	3.1%
Colombian peso	(11.1%)	(7.3%)
Mexican peso	(8.4%)	(2.8%)

However, on June 30, 2021 there is an appreciation of some of the main currencies of the countries where the Group operates with respect to the closing rates of 2020,

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mainly the Brazilian real and the pound sterling.

Variation of closing exchange rate
	06/30/20 vs 12/31/19	06/30/21 vs 12/31/20
Brazilian real	(26.2%)	7.2%
Pound sterling	(6.7%)	4.7%
New peruvian sol	(6.0%)	(3.2%)
Chilean peso	(8.6%)	0.8%
Colombian peso	(12.5%)	(5.5%)
Mexican peso	(18.1%)	3.2%

The exchange rate figures evolution led to goodwill impairment losses in the first half of 2020. As a consequence, the Group updated the impairment test. The results of the impairment tests are included in the risk "The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets".
The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of June 30, 2021, represented 15.1% of the Group’s total assets), deferred tax assets (which as of June 30, 2021, represented 5.1% of the Group’s total assets) or other assets, such as intangible assets (which represented 9.8% of the Group's total assets as of June 30, 2021), and property, plant and equipment (which represented 20.4% of the Group's total assets as of June 30, 2021). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated to at the time it is originated. By way of example, in the first half of 200 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 109 million euros. In the first half of 2021, no impairment losses in the goodwill were recognized.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement.
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of June 30, 2021, the Group's gross financial debt amounted to 45,653 million euros (50,420 million euros as of December 31, 2020), and the Group's net financial debt amounted to 23,152 million euros (35,228 million euros as of December 31, 2020 and stood at 26 billion euros as of June 30, 2021 post estimated distribution of proceeds to Telxius minorities). As of June 30, 2021, the average maturity of the debt was 15.53 years (10.79 years as of December 31, 2020 and 13.69 years as of June 30, 2021 post estimated distribution of proceeds to Telxius minorities), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of June 30, 2021, the Group's gross financial debt scheduled to mature in 2021 amounted to 4,235 million euros, and gross financial debt scheduled to mature in 2022 amounted to 4,095 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of June 30, 2021. As of June 30, 2021, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 12,741 million euros (11,872 million euros of which were due to expire in more than 12 months). As of June 30, 2021, 6.8% of the aggregate undrawn amount under credit lines was scheduled to expire prior to June 30, 2022.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of

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the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
In nominal terms, as of June 30, 2021, 104% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year (93% post estimated distribution of proceeds to Telxius minorities). To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of June 30, 2021: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to a reduction in financial expenses of 21 million euros (an increase in financial expenses of 8 million euros post estimated distribution of proceeds to Telxius minorities), whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to an increase in financial expenses of 23 million euros (a reduction in financial expenses of 6 million euros post estimated distribution of proceeds to Telxius minorities). For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 49 million euros as of June 30, 2021. These calculations have been made assuming a constant currency position with an impact on profit or loss as of June 30, 2021, taking into account derivative instruments in place.
In the first half of 2021, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 4.4 percentage points and 5.2 percentage points, respectively, mainly due to the depreciation of the Brazilian real (4.9 percentage points and 5.1 percentage points, respectively, in the same period of 2020). Furthermore, translation differences in the first half of 2021 had a positive impact on the Group's equity of 1,105 million euros (negative impact of 5,079 million euros in the same period of 2020).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
With respect to the latter, as of June 30, 2021, Telefónica Brazil maintained provisions for tax contingencies amounting to 383 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows.

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An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programmes.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licenses and authorizations revocation, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 29, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.